                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10/A

                  GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

                          FIRST MANITOWOC BANCORP, INC.
             (Exact name of registrant as specified in its charter)

                Wisconsin                                 39-1435359
          (State or other jurisdiction of   (IRS Employer Identification No.)
          incorporation or organization)

                             402 North Eighth Street
                        Manitowoc, Wisconsin 54221-0010
              (Address of principal executive offices) (Zip Code)

       Registrant's telephone number, including area code: (920) 684-6611

               Securities to be registered under Section 12(b) of
                                    the Act:

                                        None

Title of each class to                  Name of Each Exchange on which
be so registered.                       each class is to be registered.

          None                          None

               Securities to be registered under Section 12(g) of
                                    the Act:

                         Common Stock, Par Value $1.00
                                (Title of Class)

                                     INDEX


              DESCRIPTION                                              PAGE NO.
ITEM 1.       BUSINESS

ITEM 2.       FINANCIAL INFORMATION

ITEM 3.       PROPERTIES

ITEM 4.       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
              AND MANAGEMENT

ITEM 5        DIRECTORS AND EXECUTIVE OFFICERS

ITEM 6.       EXECUTIVE COMPENSATION

ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ITEM 8.       LEGAL PROCEEDINGS

ITEM 9.       MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
              COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

ITEM 10.      RECENT SALES OF UNREGISTERED SECURITIES

ITEM 11.      DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

ITEM 12.      INDEMNIFICATION OF DIRECTORS AND OFFICERS

ITEM 13.      FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ITEM 14.      CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
              ON ACCOUNTING AND FINANCIAL DISCLOSURE

ITEM 15.      FINANCIAL STATEMENTS AND EXHIBITS

                                     ITEM 1
                                    BUSINESS

GENERAL

First Manitowoc Bancorp, Inc. (the "Company"), a Wisconsin corporation incorporated on April 9, 1982, became a registered bank holding company on November 16, 1982 under the Bank Holding Company Act of 1956, as amended ("BHCA"). The Company engages in its business through its sole subsidiary, First National Bank in Manitowoc (the "Bank"), a national banking association. The Bank has a wholly owned investment subsidiary, First National Bank in Manitowoc Investment Corporation (FNBM Investment Corporation). The Company acquired the Bank through the merger of the Bank into an interim national banking association formed as a Company subsidiary for the purpose of the merger, pursuant to a Plan of Reorganization and Agreement to Merge (the "Plan") proposed by Bank management and approved by the Bank's shareholders on June 12, 1982. Pursuant to the Plan, each outstanding share of Bank common stock was exchanged for three shares of the Company's common stock. The Bank's charter was not affected by the merger. Currently, the Company has outstanding 1,734,317 shares of common stock, par value $1.00 per share ("Shares"). Shares were held by 561 holders of record on April 23, 1999.

The Company's and the Bank's main office is located at 402 North Eighth Street, Manitowoc, Manitowoc County, Wisconsin. The Bank has eight full service branch offices located in Francis Creek, St. Nazianz, Two Rivers, Mishicot, Manitowoc, Kiel, Newton, and Bellevue, Wisconsin.

As of December 31, 1998, the Bank had assets of approximately $365.8 million, net loans of approximately $225.8 million, and deposits of $276.5 million. Stockholders' equity has continued to grow over the last five years and has increased approximately $15.9 million (97%) over the preceding five years. For additional financial information, see the Consolidated Financial Statements and Notes beginning on Page F1 of this Form 10.


BANKING PRODUCTS AND SERVICES

The Bank has been doing business in Wisconsin since 1894 and is engaged in both the commercial and consumer banking business. The Bank provides a wide range of personal banking services designed to meet the needs of local consumers. Among the services provided are checking accounts, savings and time accounts, safe deposit boxes, and installment and other personal loans, especially residential mortgages, as well as home equity loans, automobile and other consumer financing. As a convenience to its customers, the Bank offers Saturday banking hours; drive-thru teller windows; "Telebanc," a telephone banking service; and 24-hour automated teller machines. Additionally, the Bank offers an Internet web site.

The Bank is also engaged in the financing of commerce and industry by providing credit and deposit services for small to medium sized businesses and for the agricultural community in the Bank's market area. The Bank offers many forms of commercial lending, including lines of credit, revolving credit, term loans, accounts receivable financing, and commercial real estate mortgage lending and other forms of secured financing. A full range of commercial banking services is offered, including the acceptance of checking and savings deposits.

Additional types of real estate loans, brokerage services, credit cards and related services are also offered through correspondent banks or other third parties.

The Bank offers a full range of trust services that include trust under agreement, testamentary trust, guardianships and conservatorships, probate estates and estate planning. In addition, the Bank recently added financial planning to its trust services.


DEPOSIT ACTIVITIES

The Bank continues to gain market share of deposits in Manitowoc and Brown Counties. From December 31, 1996 to December 31, 1997, total deposits increased by 11.9%. From December 31, 1997 to December 31, 1998, deposits increased $16 million or 6.2% to $276.5 million.

No material portion of the Bank's deposits has been obtained from an individual or a few individuals (including federal, state and local governments and agencies) the loss of any one or more of which would have a materially adverse effect on the Bank, nor is a material portion of the Bank's loans concentrated within a single industry or group of related industries. On December 31, 1998, the Bank had approximately 16,080 deposit customers representing $276.5 million in deposits.

LENDING ACTIVITIES

The Bank has experienced growth in the number and dollar amount of loans as a result of low interest rates and general marketing efforts. The loan portfolio reflected $22.5 million or 11% growth in 1997 and $2.8 million or 1.2% growth in 1998. Loans sold and serviced for others are not included in these growth numbers. In 1998, the Bank increased the amount of loans sold and serviced for others by $18.8 million, an increase of 43.5%.


BANK SERVICE CORPORATIONS

The Bank owns 49.8% of the outstanding common stock of United Financial Services, Inc. United Financial Services, Inc., located in Grafton, Wisconsin, provides data processing services to owner banks Baylake Bank and First National Bank in Manitowoc and to banks located in Wisconsin.

The Bank owns 100% of the outstanding common stock of FNBM Investment Corp. FNBM Investment Corp., located in Las Vegas, Nevada, holds and manages a portion of the bank's investment and loan portfolios.


EXPANSION ACTIVITIES

The Bank has received approval from the federal regulators to open a branch office in New Holstein, Wisconsin. The Company anticipates that the new branch office will open June 30, 1999.


SEASONALITY

The management of the Bank does not believe that the deposits or business of the Bank in general are seasonal in nature. The deposits may, however, vary with local and national economic conditions but not enough to have a material effect on planning and policy making.


EMPLOYEES

As of December 31, 1998, the Bank employed 146 individuals, 59 of whom worked part-time.


COMPETITION

The Bank offers many personalized services and attracts customers by being responsive and sensitive to the needs of the community. The Bank relies on goodwill and referrals from satisfied customers as well as traditional media advertising to attract new customers. To enhance a positive image in the community, the Bank supports and participates in many local events, such as the Manitowoc County Fair, Manitowoc County Airport Day, First National Bank Maritime Bay Bike Classic, Two Rivers Ethnic Festival and French Creek Days. Employees, officers, and directors represent the Bank on many boards and local civic and charitable organizations.

The primary factors in competing for deposits are interest rates, personalized services, the quality and range of financial services, convenience of office locations and office hours. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market funds and other investment alternatives. The primary factors in competing for loans are interest rates, loan origination fees, the quality and range of lending services and personalized services. Competition for loans comes primarily from other commercial banks, savings associations, mortgage banking firms, credit unions and other financial intermediaries. Competition in the Bank's market area may be expected to continue for the foreseeable future.

Regional and local banks dominate the banking industry in the Manitowoc County and Brown County areas where the Bank maintains offices. These institutions include: (i) in Manitowoc County, Wisconsin; Associated Bank Lakeshore, N.A.; Baylake Bank; Cleveland State Bank; Collins State Bank; Denmark State Bank; F & M Bank-Kiel; First Federal Savings Bank LaCrosse-Madison; First Financial Bank; First Northern Savings Bank, S.A.; Firstar Bank Wisconsin; Investors Community Bank; M & I Bank, S.S.B.; North Shore Bank, FSB; and Norwest Bank Wisconsin, N.A; and (ii) in Brown County, Wisconsin; Associated Bank Green Bay, N.A.; Bank of Luxemburg; Bank One, Wisconsin; Bay Bank; Baylake Bank; Capital Bank; Denmark State Bank; F & M Bank-Northeast; First Federal Savings Bank LaCrosse-Madison; First Financial Bank; First Northern Savings Bank, S.A.; Firstar Bank Wisconsin; Greenleaf Wayside Bank; M & I Bank Northeast; North Shore Bank, FSB: Norwest Bank Wisconsin; N.A.; and Union State Bank. The Bank competes for deposits and loans with these institutions and with credit unions, savings institutions, insurance companies, and mortgage companies, as well as other companies that offer financial services. To attract new business and retain existing customers, the Bank offers a wide range of banking products and services and relies on local promotional activity, personal contact by its officers, staff, and directors, referrals by current customers, extended banking hours, and personalized service.

As of June 30, 1998, the most recent date for which comparative data is available, bank deposits in Manitowoc County (where the Bank's main office, Francis Creek branch, St. Nazianz branch, Two Rivers branch, Mishicot branch, Custer Street branch, Kiel branch and Newton branch are located) and Brown County, Wisconsin (where the Bank's Bellevue branch is located), ranked as follows:

MANITOWOC COUNTY                                                        DEPOSITS   % OF TOTAL
                                                                  --------------   ----------
                                                                  (in thousands)
Associated Bank Lakeshore, National Association (Total 5 Offices)     $  221,444        21.75
Baylake Bank                                                               3,165          .31
Cleveland State Bank                                                      27,163         2.67
Collins State Bank                                                         8,932          .88
Denmark State Bank (Total 3 Offices)                                      57,415         5.64
F & M Bank-Kiel                                                           37,250         3.66
First Federal Savings Bank La Crosse-Madison                              19,880         1.95
First Financial Bank                                                      61,059         5.99
FIRST NATIONAL BANK IN MANITOWOC (Total 8 Offices)                       252,609        24.81
First Northern Savings Bank, Savings Association                          25,688         2.52
Firstar Bank Wisconsin (Total 2 Offices)                                 147,347        14.47
Investors Community Bank                                                  47,844         4.70
M & I Bank S.S.B.                                                         37,753         3.71
North Shore Bank, FSB                                                     29,896         2.93
Norwest Bank Wisconsin, National Association (Total 3 Offices)            40,803         4.01
                                                                  --------------   ----------
Total                                                                 $1,018,248       100.00

Source:  FDIC Data Book


BROWN COUNTY                                                            DEPOSITS   % OF TOTAL
                                                                  --------------   ----------
                                                                  (in thousands)
Associated Bank Green Bay, National Association (Total 11 Offices)    $  869,075        27.77
Bank of Luxemburg                                                         11,212          .36
Bank One, Wisconsin (Total 6 Offices)                                    381,956        12.20
Bay Bank                                                                  25,454          .81
Baylake Bank (Total 3 Offices)                                            24,913          .80
Capital Bank                                                              34,122         1.09
Denmark State Bank (Total 2 Offices)                                     136,711         4.37
F & M Bank-Northeast (Total 5 Offices)                                   147,199         4.70
First Federal Savings Bank La Crosse-Madison (Total 2 Offices)            30,467          .97
First Financial Bank (Total 2 Offices)                                    63,821         2.04
FIRST NATIONAL BANK IN MANITOWOC                                          12,742          .41
First Northern Savings Bank, Savings Association (Total 8 Offices)       251,276         8.03
Firstar Bank Wisconsin (Total 3 Offices)                                 207,469         6.63
Greenleaf Wayside Bank (Total 2 Offices)                                  30,163          .96
M & I Bank Northeast (Total 12 Offices)                                  595,166        19.02
North Shore Bank, FSB (Total 5 Offices)                                   82,484         2.64
Norwest Bank Wisconsin, National Association (Total 4 Offices)           218,359         6.98
Union State Bank                                                           6,773          .22
                                                                  --------------   ----------
Total                                                                 $3,129,362       100.00
                                                                  ==============   ==========

Source:  FDIC Data Book

SUPERVISION AND REGULATION

General. The Company and the Bank are extensively regulated under federal and state law. Generally, these laws and regulations are intended to protect depositors, not stockholders. The following is a summary description of certain provisions of certain laws which affect the regulation of bank holding companies and banks. The discussion is qualified in its entirety by reference to applicable laws and regulation. Changes in such laws and regulations may have a material effect on the business and prospects of the Company and the Bank.

Federal Bank Holding Company Regulation and Structure. The Company is a bank holding company within the meaning of the BHCA, as amended, and as such, it is subject to regulation, supervision, and examination by the Federal Reserve Board ("FRB"). The Company is required to file annual and quarterly reports with the FRB and to provide the FRB with such additional information as the FRB may require. The FRB may conduct examinations of the Company and its subsidiaries.

With certain limited exceptions, the Company is required to obtain prior approval from the FRB before acquiring direct or indirect ownership or control of more than 5% of any voting securities or substantially all of the assets of a bank or bank holding company, or before merging or consolidating with another bank holding company. Additionally, with certain exceptions, any person proposing to acquire control through direct or indirect ownership of 25% or more of any voting securities of the Company is required to give 60 days' written notice of the acquisition to the FRB, which may prohibit the transaction, and to publish notice to the public.

Generally, a banking holding company may not engage in any activities other than banking, managing or controlling its bank and other authorized subsidiaries, and providing services to these subsidiaries. With prior approval of the FRB, the Company may acquire more than 5% of the assets or outstanding shares of a company engaging in non-bank activities determined by the FRB to be closely related to the business of banking or of managing or controlling banks. The FRB provides expedited procedures for expansion into approved categories of non-bank activities.

Subsidiary banks of a bank holding company are subject to certain quantitative and qualitative restrictions on extensions of credit to the bank holding company or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit the Company's ability to obtain funds from the Bank for its cash needs, including funds for the payment of dividends, interest and operating expenses. Further, subject to certain exceptions, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, the Bank may not generally require a customer to obtain other services from itself or the Company, and may not require that a customer promise not to obtain other services from a competitor as a condition to and extension of credit to the customer.

Under FRB policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks and to make capital injections into a troubled subsidiary bank, and the FRB may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank when required. A required capital injection may be called for at a time when the holding company does not have the resources to provide it.

Federal Bank Regulation. The Company's banking subsidiary is a federally-chartered national bank regulated by the Office of Comptroller of Currency ("OCC"). The OCC may prohibit the institutions over which it has supervisory authority from engaging in activities or investments that the agency believes constitutes unsafe or unsound banking practices. Federal banking regulators have extensive enforcement authority over the institutions they regulate to prohibit or correct activities which violate law, regulation or a regulatory agreement or which are deemed to constitute unsafe or unsound practices. Enforcement actions may include the appointment of a conservator or receiver, the issuance of a cease and desist order, the termination of deposit insurance, the imposition of civil money penalties on the institution, its directors, officers, employees and institution-affiliated parties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the removal of or restrictions on directors, officers, employees and institution-affiliated parties, and the enforcement of any such mechanisms through restraining orders or other court actions.

The Bank is subject to certain restrictions on extensions of credit to executive officers, directors, principal stockholders or any related interest of such persons which generally require that such credit extensions be made on substantially the same terms as are available to third persons dealing with the Bank and not involve more than the normal risk of repayment. Other laws tie the maximum amount which may be loaned to any one customer and its related interests to capital levels.

Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), each federal banking agency is required to prescribe, by regulation, non-capital safety and soundness standards for institutions under its authority. The federal banking agencies, including the OCC, have adopted standards covering internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. An institution which fails to meet those standards may be required by the agency to develop a plan acceptable to the agency, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. The Company, on behalf of the Bank, believes that it meets substantially all standards which have been adopted. FDICIA also imposed new capital standards on insured depository institutions.

Before establishing new branch offices, the Bank must meet certain minimum capital stock and surplus requirements and the Bank must obtain OCC approval.

Deposit Insurance. As a FDIC member institution, the Bank's deposits are insured to a maximum of $100,000 per depositor through the Bank Insurance Fund ("BIF"), administered by the FDIC, and each institution is required to pay quarterly deposit insurance premium assessments to the FDIC. The BIF assessment rates have a range of 0 cents to 27 cents for every $100 in assessable deposits. Banks with no premium are subject to an annual statutory minimum assessment.

Capital Requirements. The federal banking regulators have adopted certain risk-based capital guidelines to assist in the assessment of the capital adequacy of a banking organization's operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans.

A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk adjusted assets. The regulators measure risk-adjusted assets, which include off balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. "Tier 1," or core capital, includes common equity, less goodwill and other intangibles, subject to certain exceptions. "Tier 2," or supplementary capital, includes the allowance for loan and lease losses, subject to certain limitations. Banks and bank holding companies subject to the risk-based capital guidelines are required to maintain a ratio of Tier 1 capital to risk-weighted assets of at least 4% and a ratio of total capital to risk-weighted assets of at least 8%. The appropriate regulatory authority may set higher capital requirements when particular circumstances warrant. As of December 31, 1998, the Bank's ratio of Tier 1 to risk-weighted assets stood at 12.4% and its ratio of total capital to risk-weighted assets stood at 13.6%. In addition to risk-based capital, banks and bank holding companies are required to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage capital ratio, of at least 4%. As of December 31, 1998, the Bank's leverage capital ratio was 8.5%.

Federal banking agencies include in their evaluations of a bank's capital adequacy an assessment of the Bank's interest rate risk ("IRR") exposure. The standards for measuring the adequacy and effectiveness of a banking organization's interest rate risk management includes a measurement of board of director and senior management oversight, and a determination of whether a banking organization's procedures for comprehensive risk management are appropriate to the circumstances of the specific banking organization. The Bank has internal IRR models that are used to measure and monitor IRR.

Failure to meet applicable capital guidelines could subject a banking organization to a variety of enforcement actions, including limitations on its ability to pay dividends, the issuance by the applicable regulatory authority of a capital directive to increase capital and, in the case of depository institutions, the termination of deposit insurance by the FDIC, as well as to the measures described under "Federal Deposit Insurance Corporation Improvement Act of 1991" below, as applicable to undercapitalized institutions. In addition, future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect the ability of the Bank to grow and could restrict the amount of profits, if any, available for the payment of dividends to the Company.

Federal Deposit Insurance Corporation Improvement Act of 1991. In December 1991, Congress enacted the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), which substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and made significant revisions to several other federal banking statutes. FDICIA provides for, among other things, (i) publicly available annual financial condition and management reports for financial institutions, including audits by independent accountants, (ii) the establishment of uniform accounting standards by federal banking agencies,
(iii) the establishment of a "prompt corrective action" system of regulatory supervision and intervention, based on capitalization levels, with more scrutiny and restrictions placed on depository institutions with lower levels of capital,
(iv) additional grounds for the appointment of a conservator or receiver, and
(v) restrictions or prohibitions on accepting brokered deposits, except for institutions which significantly exceed minimum capital requirements. FDICIA also provided for increased funding of the FDIC insurance funds and the implementation of risked-based premiums. See "-Deposit Insurance."

A central feature of FDICIA is the requirement that the federal banking agencies take "prompt corrective action" with respect to depository institutions that do not meet minimum capital requirements. Pursuant to FDICIA, the federal bank regulatory authorities have adopted regulations setting forth a five-tiered system for measuring the capital adequacy of the depository institutions that they supervise. Under these regulations, a depository institution is classified in one of the following capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." The Bank is currently classified as "well-capitalized." An institution may be deemed by the regulators to be in a capitalization category that is lower than is indicated by its actual capital position if, among other things, it receives an unsatisfactory examination rating with respect to asset quality, management, earnings or liquidity.

FDICIA provides the federal banking agencies with significantly expanded powers to take enforcement action against institutions which fail to comply with capital or other standards. Such action may include the termination of deposit insurance by the FDIC or the appointment of a receiver or conservator for the institution. FDICIA also limits the circumstances under which the FDIC is permitted to provide financial assistance to an insured institution before appointment of a conservator or receiver.

Monetary Policy. The earnings of a bank holding company are affected by the policies of regulatory authorities, including the FRB, in connection with the FRB's regulation of the money supply. Various methods employed by the FRB are open market operations in United States Government securities, changes in the discount rate on member bank borrowing and changes in reserve requirements against member bank deposits. These methods are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may also affect interest rates charged on loans or paid on deposits. The money policies of the FRB have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.


                                     ITEM 2
                             FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with the Company's Consolidated Financial Statements and the related notes and with the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations, provided elsewhere herein.

For the Year                              1998           1997             1996            1995            1994
                                          ----           ----             ----            ----            ----
Interest income                    $26,672,648    $25,113,510      $21,087,774     $19,346,287     $14,974,377
Interest expense                   $14,152,353    $13,135,748      $10,604,493      $9,551,729      $6,477,763
Net interest income                $12,520,295    $11,977,762      $10,483,281      $9,794,558      $8,496,614
Provision for loan losses              800,000        600,000          430,000         105,000         129,000
Net interest income after
provision for loan losses           11,720,295     11,377,762       10,053,281       9,689,558       8,367,614
Other operating income               2,166,496      1,618,623        1,423,097       1,064,691         990,195
Other operating expense              8,052,716      7,403,914        6,552,984       6,612,622       5,845,147
Net income                           4,601,075      4,164,471        3,605,394       3,113,627       2,702,661

Per Share Data:*

Net income - basic and diluted           $2.65          $2.40            $2.08           $1.80           $1.56
Cash dividends declared                  $0.46          $0.41            $0.36           $0.32           $0.28
Book value                              $19.54         $17.03           $14.66          $12.98          $11.48

Weighted average shares
outstanding                          1,734,317      1,734,317        1,734,317       1,734,317       1,734,317

At Year End

Total assets                      $367,828,279   $348,907,496     $300,419,746    $257,697,628    $232,550,879
Loans, net of unearned
  income                           228,916,657    226,067,546      203,537,238     177,015,116     156,286,843
Allowance for loan losses            3,124,109      2,608,277        2,079,614       1,818,633       1,815,362
Investment securities               97,197,495     85,577,782       76,402,625      58,282,709      56,111,975
Deposits                           276,494,614    260,466,017      232,765,720     207,968,667     193,682,253
Long-term debt                      28,500,000     24,500,000        5,095,000       2,116,500       2,084,000
Stockholders' equity                33,891,847     29,541,167       25,424,699      22,510,622      19,916,194

Average Balances

Assets                            $355,018,896   $331,983,654     $278,406,139    $252,158,424    $215,083,989
Deposits                           267,331,741    246,986,724      222,519,686     203,715,822     175,726,000
Stockholders' equity                32,373,927     27,894,687       24,173,705      21,527,955      19,127,755

Financial Ratios

Return on average assets                 1.30%          1.25%            1.30%           1.23%           1.26%
Return on average equity                14.21%         14.93%           14.91%          14.46%          14.13%
Average equity to average
  assets                                 9.12%          8.40%            8.68%           8.54%           8.89%
Dividend payout ratio                   17.36%         17.08%           17.31%          17.78%          17.95%

* Per share data for 1994 through 1998 is restated to reflect the 25% stock dividends (five for four share exchanges) paid April 22, 1994; April 21, 1995; April 11, 1997 and April 16, 1999.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Organizational Background

On November 16, 1982, the Company commenced operations as the parent company of its sole subsidiary, the Bank, which has conducted the business of banking since 1894. Since the Bank is the primary possession of the Company, the assets and liabilities of the Company are made up almost entirely of the assets and liabilities of the Bank. The same is true for the income and expense of the Company. All data for periods on and after December, 1998 is presented in this analysis in consolidated form and is compared to like data for the Bank for prior years.

Results of Operations for Interim Period March 31, 1999 versus March 31, 1998

Results of Operations Overview

For the three months ended March 31, 1999, the Company reported net income of $1,340,761 or $.77 per share compared to $1,167,310 or $.67 per share for the three months ended March 31, 1998. The improvement was attributed to an increase in noninterest income. Return on assets on an annualized basis was 1.48% and 1.32% for the three months ended March 31, 1999 and March 31, 1998, respectively. Return on average equity on an annualized basis was 15.44% and 15.52% for the three months ended March 31, 1999 and March 31, 1998, respectively. The following table is selected comparative interim financial data:

                          INTERIM FINANCIAL INFORMATION

                                             THREE MONTHS    THREE MONTHS
                                            ENDED 3/31/99   ENDED 3/31/98
                                            -------------   -------------
      Interest income                       $  6,519,271    $  6,582,973
      Interest expense                         3,366,427       3,532,747
      Net interest income                      3,152,844       3,050,226
      Provision for loan losses                  150,000          90,000
      Net interest income after
      provision for loan losses             $  3,002,844    $  2,960,226
      Other operating income                     609,236         440,013
      Other operating expense                  1,932,074       1,851,181
      Net income                               1,340,761       1,167,310

      Per Share Data:*

      Net income - basic and diluted        $        .77    $        .67
      Cash dividends declared                        .12             .10
      Book value                                   20.02           17.62
      Weighted average shares outstanding      1,734,317       1,734,317

      Total assets                          $358,108,778    $352,085,721
      Loans, net of unearned income          229,390,564     228,328,624
      Allowance for loan losses                3,226,416       2,712,360
      Investment securities                  102,327,415      89,071,870
      Deposits                               267,661,880     261,980,098
      Long-term debt                          28,500,000      29,500,000
      Stockholders' equity                    34,714,622      30,556,552

      Average Balances

      Assets                                $362,968,528    $350,496,608
      Deposits                               272,078,247     261,223,057
      Stockholders' equity                    34,303,234      30,048,860

      Financial Ratios

      Return on average assets                      1.48%           1.32%
      Return on average equity                     15.44%          15.52%
      Average equity to average assets              9.45%           8.57%
      Dividend payout ratio                        15.58%          14.93%

* Per share data is restated to reflect a 25% stock dividend (five for four exchange) on April 16, 1999.

Net Interest Income and Net Interest Margin

Net interest income for the three months ended March 31, 1999 increased by $102,618 or 3.4% compared to the three months ended March 31, 1998. The increase is a result of decreased interest expense resulting from an increase in noninterest bearing deposits and a decrease in certificates of deposit. Interest rate spread was 4.03% for the three months ended March 31, 1999 and also 4.03% for the three months ended March 31, 1998. Net interest margin was 4.24% for the three months ended March 31, 1999 and also 4.24% for the three months ended March 31, 1998.

Provision and Allowance for Loan Losses

For the three months ended March 31, 1999, the bank charged $150,000 to expense for the provision for loan loss compared to $90,000 for the three months ended March 31, 1998. Net charge-offs for the three months ended March 31, 1999 were $47,693. The increase in the provision for loan loss for the interim period is the result of the identification of a specific commercial loan that has been placed on non-accrual. This is an isolated account and there are no trends in economic, industrial, geographic or other factors responsible for the increase in the provision for loan loss.

The allowance for loan losses of $3,226,416 as of March 31, 1999 amounted to 1.41% of the outstanding loan portfolio. Tables showing the analysis of the allowance for loan losses and quarterly trends are shown below.


                    ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES
                                 (In Thousands)

                                                       THREE MONTHS  YEAR ENDED
                                                      ENDED 3/31/99    12/31/98
                                                      -------------  ----------
      Balance at beginning of period                         $3,124      $2,608

      Charge-offs:
           Real Estate                                       $    0      $   21
           Commercial & Agricultural                             38         259
           Consumer                                              22          43
                                                             ------      ------
                                                             $   60      $  323
      Recoveries:
           Real Estate                                       $    3      $   13
           Commercial & Agricultural                              5           9
           Consumer                                               4          17
                                                             ------      ------
                                                             $   12      $   39

      Net charge-offs (recoveries)                           $   48      $  284

      Provision for loan losses                              $  150      $  800

      Balance at end of period                               $3,226      $3,124

      Ratio of net charge offs during period to average
       loans outstanding during period                          .02%        .12%

                           ALLOWANCE FOR LOAN LOSSES
                                QUARTERLY TRENDS
                                 (In Thousands)

                                                1st Qtr   4th Qtr   3rd Qtr   2nd Qtr    1st Qtr
                                                   1999      1998      1998      1998       1998
                                                -------   -------   -------   -------    -------
      Balance at beginning of period             $3,124    $2,797   $ 2,844   $ 2,712    $ 2,608

      Charge-offs:
        Real Estate                                  0        15         3          3          0
        Comm & Ag                                   38        37       222          0          0
        Consumer                                    22        10        28          3          2
                                                   ---    ------    ------    -------    -------
                                                    60        62       253          6          2
      Recoveries:
        Real Estate                                  3         3         3          4          3
        Comm & Ag                                    5         5         0          0          4
        Consumer                                     4         1         3          4          9
                                                   ---    ------    ------    -------    -------
                                                    12         9         6          8         16
      Net charge-offs
      (recoveries)                                  48        53       247         (2)       (14)

      Provision for loan Losses                    150       380       200        130         90

      Balance at end of period                  $3,226     $3,124  $ 2,797    $ 2,844    $ 2,712

      Ratio of net charge-offs during period
      to average loans outstanding during period   .02%      .02%      .11%      --         (.01%)

Two individual commercial loans accounted for $222,000 of charge-offs in the third quarter of 1998. One of these loans also accounted for $24,000 of charge-offs in the fourth quarter. These loans were separate isolated accounts and no trends in economic, industrial, geographical or other factors are evident. There is also no trend evident related to the increase in consumer charge-offs. The charged off consumer loans are various types, including credit card, auto and other consumer loans to separate individual accounts.

Other Operating Income

Other operating income for the three months ended March 31, 1999 increased $169,223 or 38.5% compared to the three months ended March 31, 1998. The increase resulted primarily from increases in mortgage loan servicing income of $69,470 and increased loan closing fees, and service charges on deposits. Mortgage loans serviced for others increased $26.2 million from March 31, 1998 to March 31, 1999. The related mortgage servicing rights asset increased from $237,259 at March 31, 1998 to $434,992 at March 31, 1999. Service charges increased due to assessment of service charges on negative collected balances and collection of automated teller machine fees which began late in the first quarter of 1998.

Other Operating Expenses

Other operating expenses for the three months ended March 31, 1999 increased $480,893 or 4.37% compared to the three months ended March 31, 1998. The increase was a result of an increase in salaries and employee benefits due to annual merit increases in wages for employees.

Income Taxes

The effective tax rate for the three months ended March 31, 1999 was 20.19% compared to 24.66% for the three months ended March 31, 1998. The decrease in effective tax rates is a direct result of additional assets held at the Bank's FNBM Investment Corp. subsidiary.

Balance Sheet

March 31, 1999 compared to December 31, 1998

During the first three months of 1999, total assets decreased $9.7 million, or 2.6%, compared to December 31, 1998. While loans outstanding increased slightly, cash and federal funds sold decreased $6.8 million and $10.0 million, respectively. Federal funds sold were reinvested in investment securities, and to a lesser extent, loans. The increase in investment securities was $7.2 million. There was also a seasonal decrease in deposits of $8.8 million, with non-interest bearing demand deposits decreasing by $8.1 million and interest-bearing deposits decreasing by $.8 million.

March 31, 1999 compared to March 31, 1998

During the past twelve month period from March 31, 1998 to March 31, 1999, total assets increased $6.0 million or 1.7%. Loans increased $1.0 million while investment securities increased $13.3 million, or 14.9%. The increase in investment securities was funded mainly from a $7.4 million decrease in federal funds sold and increases in non-interest bearing deposits of $1.3 million and interest-bearing deposits of $4.4 million.

Investment Securities

Total investment securities amounted to $102.3 million at March 31, 1999 compared to $97.2 million at December 31, 1998. The following table shows the distribution of the investment portfolio.

                             INVESTMENT SECURITIES
                                 March 31, 1999

Available for sale                                          AMORTIZED           FAIR
                                                                 COST          VALUE
                                                         ------------   ------------
      U.S. Treasury securities and obligations of U.S.
        Government corporations and agencies             $  6,560,853   $  6,544,473
      Obligations of states and political subdivisions     56,222,726     57,560,898
      Mortgage-backed securities                           32,494,157     32,480,609
      Commercial paper                                      4,055,000      4,055,000
      Other securities                                      1,693,875      1,686,435
                                                         ------------   ------------
      Total                                              $101,026,611   $102,327,415
                                                         ============   ============

Loan Portfolio

The following table presents the composition of the Bank's loan portfolio by significant concentration.

                            SUMMARY OF LOAN PORTFOLIO
                                 (In thousands)

                                    MARCH 31, 1999          DECEMBER 31, 1998
                                             PERCENT                  PERCENT OF
                                  AMOUNT   TOTAL LOANS     AMOUNT    TOTAL LOANS
                                --------   -----------   --------    -----------
  Commercial and
      Agricultural              $ 92,438        40.30%   $ 91,122         39.81%

  Commercial
      Real Estate                 39,198        17.09%     38,018         16.61%

  Residential
      Real Estate                 82,959        36.16%     85,115         37.18%

  Consumer                        13,724         5.98%     13,783          6.02%

  Other                            1,072          .47%        879           .38%
                                --------       -------   --------        -------
  Total                         $229,391       100.00%   $228,917        100.00%
                                ========       =======   ========        =======

Total nonperforming loans at March 31, 1999 were $1.2 million, an increase of $149,000 from December 31, 1998. The increase was namely due to one commercial loan. This is an isolated account and no trend in economic, industrial, geographical or other factor is responsible. The increase in accruing loans past due 90 days or more in the third quarter of 1998 is a result of two specific commercial loans. Those two commercial loans had SBA government guarantees and the amounts represented the guaranteed principal amounts, which were received in the fourth quarter. They are isolated accounts with no trends responsible. The following table presents nonperforming and nonaccrual loan information.

                        RISK ELEMENTS OF LOAN PORTFOLIO
                                QUARTERLY TRENDS
                                 (In Thousands)

                                 1st Qtr   4th Qtr    3rd Qtr   2nd Qtr  1st Qtr
                                    1999      1998       1998      1998     1998
                                 -------   -------    -------   -------  -------
Nonaccrual loans                  $  925    $  927      $ 722    $  758   $  778

Accruing loans past due
90 days or more                      310       159      1,147       286      183
                                 -------   -------    -------   -------  -------
Total                             $1,235    $1,086     $1,869    $1,044     $961

Nonperforming loans as a
percent of loans                    .54%      .47%       .81%      .45%     .42%

Liquidity Management

The following table shows the maturity distribution of the Bank's securities portfolio and the related estimated fair value at March 31, 1999. Management knows of no trend or event which will have a material impact on the Bank's ability to maintain liquidity at satisfactory levels.

                                                                 ESTIMATED
                                                  AMORTIZED         MARKET
                                                       COST          VALUE
                                               ------------   ------------
Due in one year or less                        $  7,128,741   $  7,144,193
Due after one year through five years            10,885,194     11,103,663
Due after five years through ten years           14,045,290     14,506,327
Due after ten years                              36,473,234     37,092,627
                                               ------------   ------------
                                                 68,532,459     69,846,810

Mortgage-backed securities                       32,494,152     32,480,605
                                               ------------   ------------
Total                                          $101,026,611   $102,327,415
                                               ============   ============

Capital Resources and Adequacy

Total stockholders' equity increased $823,000 from $33.9 million at December 31, 1998 to $34.7 million at March 31, 1999. Net income for the first three months of 1999 of $1.3 million primarily contributed to this increase. The Bank's leverage ratio at March 31, 1999 was 8.7% and the Tier 1 capital ratio was 12.9%.

Qualitative and Quantitative Disclosures About Market Risk

There has been no material changes to the market risk position at March 31, 1999 from that disclosed as of December 31, 1998.

The following discussion is designed to provide a better understanding of the financial position of the Company and should be read in conjunction with the Audited Consolidated Financial Statements and Notes.


Results of Operations Overview for fiscal years 1998, 1997 and 1996

The Company reported $4,601,075 in net income for 1998 or $2.65 per share compared to 1997 net income of $4,164,471 or $2.40 per share, and $3,605,394 or $2.08 per share for 1996. Earnings for the year represent a record level of performance for the Company, exceeding the previous record of $4,164,471 achieved in 1997. The improvement was attributed to growth in net interest income and non-interest income, the Company's major income components. Return on assets was 1.30%, 1.25% and 1.30% in 1998, 1997 and 1996, respectively. Return on average equity for 1998 was 14.21%, 14.93% for 1997, and 14.91% for 1996.


Net Interest Income and Net Interest Margin

Net interest income is the principal source of earnings for a banking company. It represents the differences between interest and fees earned on the loan and investment portfolios and interest-bearing deposits off set by the interest paid on deposits and borrowings. The years ended December 31, 1998 and 1997 have been characterized by generally declining interest rates. Because deposits and loans and other investments reprice at different rates and as a result of changes in volume, the Bank's net interest income, on a fully tax-equivalent basis, increased in 1998 and 1997.

Net interest income (on a tax equivalent basis) for 1998 increased by $895,992 or 6.8% compared to the year ended December 31, 1997, while 1997 increased by $1,714,758 or 14.9% from the previous year ended December 31, 1996. The declining rate of increase is largely the result of the effect of decreased interest rate spreads. Interest rate spread is the difference between the average yield on interest earning assets and the average rate paid on interest bearing liabilities (deposits). Interest rate spread for the years ended December 31, 1998, 1997 and 1996 was 3.50%, 3.62%, and 3.79%, respectively. See the Table 1 titled "Average Balances, Yields and Rates" for additional information.

Net interest margin is calculated as tax equivalent net interest income divided by average earning assets and represents the Bank's net yield on its earning assets. For 1998, the net interest margin decreased to 4.27% from 4.35% in 1997. The net interest margin for 1997 decreased to 4.35% from 4.50% the previous year. These changes are the result of repricing as previously discussed and illustrated in Table 2 "Rate and Volume Variance Analysis Based on Average Balances."

Management and the Board of Directors of the Bank monitor interest rates on a regular basis to assess the Bank's competitive position and to maintain a reasonable and profitable interest rate spread. The Bank also considers the maturity distribution of loans, investments, and deposits and its effect on net interest income as interest rates rise and fall over time.

The following Tables 1 and 2 do not include financial data for the Company as they include only Bank financial information.

                       AVERAGE BALANCES, YIELD AND RATES
Table 1

                                               FOR THE YEAR ENDED                   FOR THE YEAR ENDED
                                                DECEMBER 31, 1998                    DECEMBER 31, 1997
                                         ---------------------------------     ---------------------------------
                                         Average       Income/     Yield/      Average       Income/     Yield/
                                         Balance       Expense      Rate       Balance       Expense      Rate
ASSETS
Interest earning assets:
Money market investments:
Federal funds sold                        $8,774,000     $525,545     5.99%     $5,969,000     $372,324    6.24%

Investment securities:
U.S. Treasury securities and
obligations of U.S. government agencies
                                          38,103,000    2,594,115     6.81%     42,941,000    2,747,225    6.40%
Tax-exempt obligations of States
and political subdivisions
                                          48,580,000    3,601,635     7.41%     34,334,000    2,574,381    7.50%
All other investment securities            3,932,000      196,417     5.00%      3,778,000      224,484    5.94%
                                         -----------   ----------     -----    -----------   ----------    -----

Total investment securities               90,615,000    6,392,167     7.05%     81,053,000    5,546,090    6.84%
Loans, net of unearned income
Commercial loans                         104,291,000    9,950,657     9.54%     97,010,000    9,516,959    9.81%
Mortgage loans                           111,434,000    9,723,581     8.73%    105,513,000    9,339,019    8.85%
Installment loans                         10,771,000    1,073,069     9.96%     10,037,000      989,747    9.86%
Other loans                                4,064,000      599,795    14.76%      4,005,000      581,604   14.52%
                                         -----------   ----------     -----    -----------   ----------    -----

Total loans                              230,560,000   21,347,102     9.26%    216,565,000   20,427,329    9.43%
                                         -----------   ----------     -----    -----------   ----------    -----

TOTAL INTEREST EARNING ASSETS            329,949,000  $28,264,814     8.57%    303,587,000  $26,345,743    8.68%
Cash and due from banks                    8,702,000                             8,268,000
Other assets                              11,299,000                             9,906,000
Allowance for loan and lease losses      (2,775,000)                           (2,261,000)
                                         -----------                           -----------

TOTAL ASSETS                             347,175,000                           319,500,000
                                         -----------                           -----------

LIABILITIES
Interest-bearing liabilities:
Savings Deposits                          26,061,000      648,703     2.49%     25,804,000      640,525    2.48%
Market Plus accounts                      46,153,000    2,182,856     4.73%     34,964,000    1,700,496    4.86%
Super NOW accounts                        11,698,000      281,525     2.41%     11,688,000      275,957    2.36%
Money market deposit accounts              6,383,000      181,985     2.85%      6,612,000      170,871    2.58%
Certificates of deposit and IRA deposits 137,887,000    8,103,059     5.88%    131,084,000    7,670,552    5.85%
Repurchase agreements                     21,355,000    1,111,441     5.20%     20,944,000    1,062,572    5.07%
Federal funds purchased                       53,000        3,087     5.82%        470,000       27,321    5.81%
Borrowings                                29,993,000    1,661,923     5.54%     28,194,000    1,603,206    5.69%
                                         -----------   ----------     -----    -----------   ----------    -----

TOTAL INT-BEARING LIABILITIES            279,583,000  $14,174,579     5.07%    259,760,000   13,151,500    5.06%
Demand deposits                           33,856,000                            30,771,000
Other liabilities                          3,687,000                             3,311,000
                                         -----------                           -----------

Total liabilities                        317,126,000                           293,842,000
Stockholders' equity                      30,049,000                            25,658,000
                                         -----------                           -----------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY
                                        $347,175,000                          $319,500,000
                                         -----------                           -----------

Net interest income and
interest rate spread
                                                      $14,090,235     3.50%                 $13,194,243    3.62%
Net interest income as a percent
of earning assets
                                                                      4.27%                                4.35%
                                                                      =====                                =====


                                                                    FOR THE YEAR ENDED
                                                                    DECEMBER 31, 1996
                                                              --------------------------------
                                                              Average       Income/     Yield/
                                                              Balance       Expense      Rate

ASSETS
Interest earning assets:
Money market investments:
Federal funds sold                                            $2,841,000     $184,670    6.50%

Investment securities:
U.S. Treasury securities and
obligations of U.S. government agencies
                                                              36,826,000    2,378,041    6.46%
Tax-exempt obligations of States
and political subdivisions
                                                              25,580,000    1,897,617    7.42%
All other investment securities                                2,465,000       88,880    3.61%
                                                             -----------   ----------    -----
Total investment securities                                   64,871,000    4,364,538    6.73%
Loans, net of unearned income
Commercial loans                                              80,942,000    7,796,274    9.63%
Mortgage loans                                                93,183,000    8,250,449    8.85%
Installment loans                                              9,260,000      907,722    9.80%
Other loans                                                    4,209,000      585,994   13.92%
                                                             -----------   ----------    -----

Total loans                                                  187,594,000   17,540,439    9.35%
                                                             -----------   ----------    -----

TOTAL INTEREST EARNING ASSETS                                255,306,000  $22,089,647    8.65%
Cash and due from banks                                        7,527,000
Other assets                                                   9,299,000
Allowance for loan and lease losses                          (1,892,000)
                                                             -----------

TOTAL ASSETS                                                 270,240,000
                                                             -----------

LIABILITIES
Interest-bearing liabilities:
Savings Deposits                                              26,705,000      647,257    2.42%
Market Plus accounts                                          26,397,000    1,265,944    4.80%
Super NOW accounts                                            11,087,000      247,281    2.23%
Money market deposit accounts                                  7,805,000      180,572    2.31%
Certificates of deposit and IRA deposits                     119,759,000    6,971,654    5.82%
Repurchase agreements                                         17,168,000      790,983    4.61%
Federal funds purchased                                          611,000       29,617    4.85%
Borrowings                                                     8,695,000      476,854    5.48%
                                                             -----------   ----------    -----

TOTAL INT-BEARING LIABILITIES                                218,227,000   10,610,162    4.86%
Demand deposits                                               26,710,000
Other liabilities                                              3,036,000
                                                             -----------

Total liabilities                                            247,973,000
Stockholders' equity                                          22,267,000
                                                             -----------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY
                                                            $270,240,000
                                                             -----------

Net interest income and
interest rate spread
                                                                          $11,479,485    3.79%
Net interest income as a percent
of earning assets
                                                                                         4.50%
                                                                                         -----



                       RATE AND VOLUME VARIANCE ANALYSIS
                           BASED ON AVERAGE BALANCES
Table 2

                                                     1998 COMPARED TO 1997                  1997 COMPARED TO 1996
                                                     ---------------------                  ---------------------
                                            INCREASE          CHANGE DUE TO            INCREASE            CHANGE DUE TO
                                           (DECREASE)      RATE       VOLUME         (DECREASE)      RATE         VOLUME
                                           -----------------------------------------------------------------------------
INTEREST INCOME

Federal funds sold                             $153,221    $(21,744)     $174,965     $187,654   $(15,672)     $203,326
                                               --------    ---------     --------     --------   ---------     --------

Total money market investments                  153,221     (21,744)      174,965      187,654    (15,672)      203,326
                                                -------     --------      -------      -------    --------      -------

U.S. Treasury securities and obligations
of U.S. government agencies
                                              (153,110)      156,409    (309,519)      369,184    (25,692)      394,876
Tax-exempt obligations of State and
political subdivisions
                                              1,027,254     (40,918)    1,068,172      676,764      27,361      649,403
All other investment securities                (28,067)     (37,217)        9,150      135,604      88,261       47,343
                                               --------     --------        -----      -------      ------       ------

Total investment securities                     846,077       78,274      767,803    1,181,552      89,930    1,091,622
                                                -------       ------      -------    ---------      ------    ---------

Commercial loans                                433,698    (280,589)      714,287    1,720,685     173,027    1,547,658
Mortgage loans                                  384,562    (139,509)      524,071    1,088,570     (3,132)    1,091,702
Installment loans                                83,322       10,942       72,380       82,025       5,859       76,166
Other loans                                      18,191        9,623        8,568      (4,390)      24,012     (28,402)
                                                 ------        -----        -----      -------      ------     --------

Total loans                                     919,773    (399,533)    1,319,306    2,886,890     199,766    2,687,124
                                                -------    ---------    ---------    ---------     -------    ---------

Total interest income                        $1,919,071   $(343,003)   $2,262,074   $4,256,096    $274,024   $3,982,072
                                             ----------   ----------   ----------   ----------    --------   ----------

INTEREST EXPENSE

Savings Deposits                                 $8,178       $1,799       $6,379     $(6,732)     $15,106    $(21,838)
Market Plus accounts                            482,360     (61,824)      544,184      434,552      23,697      410,855
Super NOW accounts                                5,568        5,332          236       28,676      15,271       13,405
Money market deposit accounts                    11,114       17,032      (5,918)      (9,701)      17,900     (27,601)
Certificates of deposit and IRA deposits        432,507       34,421      398,086      698,898      39,624      659,274
Repurchase agreements                            48,869       28,017       20,852      271,589      97,617      173,972
Federal funds purchased                        (24,234)            6     (24,240)      (2,296)       4,539      (6,835)
Borrowings                                       58,717     (43,580)      102,297    1,126,352      56,982    1,069,370
                                                 ------     --------      -------    ---------      ------    ---------

Total interest expense                       $1,023,079    $(18,797)   $1,041,876   $2,541,338    $270,736   $2,270,602
                                             ----------    ---------   ----------   ----------    --------   ----------

Net interest income                            $895,992   $(324,206)   $1,220,198   $1,714,758      $3,288   $1,711,470
                                               --------   ----------   ----------   ----------      ------   ----------

The rate and volume variance was determined by taking the difference in rate times the previous year's balance.

Provision and Allowance for Loan Losses

For the year ended December 31, 1998,
the Bank recorded net charge offs of $284,168 compared to net charge offs of $71,337 in 1997 and $169,019 in 1996. Internal loan review, in particular, has been effective in identifying problem credits and in achieving timely recognition of potential and actual losses within the loan portfolio.

Gross charge offs amounted to $322,687 in 1998, $107,198 in 1997, and $219,901 in 1996, the majority of which were commercial loans. Efforts to collect charged off loans continue. Recoveries were $38,519 in 1998, $35,861 in 1997, and $50,882 in 1996.

The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated loan losses. Management's quarterly evaluation of the adequacy of the allowance is based on analysis of the loan portfolio including the volume and character of loans outstanding; assessment of current economic conditions; diversification and size of the portfolio; past loss experience; the amount of non-performing loans; adequacy of collateral; concentrations of credit; experience, ability and depth of the lending staff; and Year 2000 concerns affecting borrowers.

The allowance for loan losses of $2,079,614 as of December 31, 1996 represents 1.02% of gross loans, and as of December 31, 1997, the $2,608,277 allowance for loan losses reflected 1.15% of gross loans. The allowance for loan losses of $3,124,109 as of December 31, 1998 amounted to 1.36% of the outstanding loan portfolio. Analysis by loan review and audit supports the adequacy of the allowance. In management's opinion, the allowance for loan losses is adequate as of December 31, 1998. See Note 4 in the Consolidated Financial Statements.

The allocation of the allowance for loan losses is shown in the following table.

Table 3
                     ALLOCATION OF ALLOWANCE FOR LOAN LOSSES
                                 (In Thousands)

                                  DECEMBER 31,

                              1998              1997             1996              1995             1994
                              ----              ----             ----              ----             ----

Commercial & Agricultural   $1,246             $ 903            $ 724             $ 648            $ 661
Commercial Real Estate         519               527              388               337              319
Residential Real Estate      1,162             1,025              843               723              722
Consumer                       187               144              119               106              107
Other                           10                 9                6                 5                6
                            ------            ------           ------            ------           ------
Total                       $3,124            $2,608           $2,080            $1,819           $1,815
                            ======            ======           ======            ======           ======



Table 4
                    ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES
                                 (In Thousands)

                        FOR THE YEARS ENDED DECEMBER 31,

                                            1998      1997      1996      1995      1994
                                          ------    ------    ------    ------    ------
Balance at beginning of
period                                    $2,608    $2,080    $1,819    $1,815    $1,753

Charge-offs:
   Real Estate                            $   21    $    3        23        22         9
   Commercial & Agricultural                 259        51       172       106        27
   Consumer                                   43        53        25        25        45
                                          ------    ------    ------    ------    ------
                                          $  323    $  107    $  220    $  153    $   81

Recoveries:
   Real Estate                            $   13    $    2    $    1    $   39    $    5
   Commercial & Agricultural                   9        24         9         2         0
   Consumer                                   17         9        41        11         9
                                          ------    ------    ------    ------    ------
                                          $   39    $   35    $   51    $   52    $   14
Net charge-offs (recoveries)                 284        72       169       101        67

Provision for loan losses                    800       600       430       105       129
                                          ------    ------    ------    ------    ------
Balance at end of period                  $3,124    $2,608    $2,080    $1,819    $1,815
                                          ======    ======    ======    ======    ======
Ratio of net charge offs during
  period to average loans
  outstanding during period                  .12%      .03%      .09%      .06%      .05%
                                          ======    ======    ======    ======    ======


The increase in the allocation of the allowance for loans losses is primarily a result of the growth in loan volume and Year 2000 considerations.

Other Operating Income

Other operating income increased $547,873, or 33.85%, from 1997 to 1998. The growth resulted primarily from increases in loan servicing income, gains on sales of mortgage loans held for sale, and service charges on deposits. The Bank increased its loans sold and serviced for others during 1998 by $18.8 million, an increase of 43.5%. Service charges increased due to collection of automated teller machine fees and assessment of service charges on negative collected balances.

Other operating income increased $195,526, or 13.74%, from 1996 to 1997. The growth resulted primarily from increases in FHLB dividends and undistributed income from the data processing subsidiary. FHLB dividends increased as a result of an additional investment in FHLB stock. Undistributed income from the data processing subsidiary increased as a result of increased earnings of the data processing subsidiary.

Other Operating Expenses

Other operating expenses increased by $648,802, or 8.76%, from 1997 to 1998. This change was primarily a result of increases in salaries, employee benefits and professional fees. Increases in salaries and employee benefits were the result of additional employees. In 1998, 20 new employees were hired and 19 employees left the Bank's employment. The overall result was a net increase of 2.6 full-time equivalents. Increases in salaries and employee benefits were also the result of annual merit increases to employees. In addition, hourly employees also received a mid-year increase in their hourly wage in addition to their annual merit increase. Professional fees increased due to regulatory reporting requirements. Professional fees incurred to meet regulatory reporting requirements are expected to increase on an ongoing basis.

Other operating expenses increased by $850,930, or 12.99%, from 1996 to 1997. This change was primarily a result of increases in salaries, employee benefits and occupancy expense. Increases in salaries and employee benefits were the result of additional employees. In 1997, 30 new employees were hired and 19 employees left the Bank's employment. The overall result was a net increase of 4.5 full-time equivalents, including 2 new additional loan officers. Increases in salaries and employee benefits were also the result of annual merit increases to employees. In addition, hourly employees also received a mid-year increase in their hourly wage in addition to their annual merit increase. Occupancy expense increased due to increases in building insurance, real estate taxes, and building leases. No new offices were opened in 1997, nor were any closed. However, occupancy expense increased in 1997 because 1997 was the first full year of lease expense related to a branch location that had been previously owned but was sold to a third party and then leased back. There were no branch office openings or closings in 1996.

Income Taxes

The effective tax rates for the Company were 21.13%, 25.53%, and 26.77% for 1998, 1997, and 1996, respectively. The decrease in effective tax rates is a direct result of additional assets held at the Bank's FNBM Investment
Corp. subsidiary, which is discussed below. See Note 11 in the Consolidated Financial Statements.

FNBM Investment Corp. is a wholly-owned subsidiary of the Bank incorporated under the laws of Nevada and is subject to taxation in the State of Nevada which does not currently impose a corporate income tax. Although the taxable income of the FNBM Investment Corp. is not currently subject to taxation in the State of Wisconsin, legislation has recently been introduced which would require consolidated state income tax returns for taxable years beginning after December 31, 1999. Such legislation would result in the taxable income of FNBM Investment Corp. being subject to taxation in the State of Wisconsin. If the Company had been required to file a combined state income tax return in Wisconsin for the year ended December 31, 1998, the Company's consolidated income tax expense would have been higher by approximately $375,000. At this time, the Company is unable to estimate whether this legislation, as proposed, will become law in the State of Wisconsin.

Investment Securities

Investment securities classified as available for sale are held for an indefinite period of time and may be sold in response to changing market and interest rate conditions as part of the asset/liability management strategy. Available for sale securities are carried at fair value, with unrealized holding gains and losses, net of the related tax effect, reported as a separate component of accumulated other comprehensive income. Investment securities classified as held to maturity are those that management has both the positive intent and ability to hold to maturity, and are reported at amortized cost. The Bank does not own trading securities. The Bank manages the investment portfolios within policies which seek to achieve desired levels of liquidity, manage interest rate sensitivity risk, meet earnings objectives, and provide required collateral support for deposit activities.

Total investment securities amounted to $97.2 million and $85.6 million as of December 31, 1998 and 1997, respectively. The higher level of investments in securities resulted primarily from the increase in available funds derived from growth in deposits over loans.

The Bank manages its investment portfolios within policies which seek to achieve desired levels of liquidity, manage interest rate sensitivity risk, meet earnings objectives and provide required collateral support for deposit activities. The Bank had no concentrations of investment securities from any single issues that exceeded 10% of stockholders' equity. Table 5 exhibits the distribution, by type, of the investment portfolio for the years ended December 31, 1998 and 1997.

Table 5
                              INVESTMENT SECURITIES
                                 (In Thousands)

                                                        DECEMBER 31, 1998       DECEMBER 31, 1997
                                                        -----------------       -----------------
Available for Sale
U.S. Treasury securities and obligations of
     U.S. Government corporations and agencies                    $ 5,791                 $20,554
Obligations of states and political subdivisions                   53,259                  41,037
Mortgage-backed securities                                         27,473                  20,646
Commercial paper                                                    7,200                       0
Other securities                                                    1,694                   2,369
                                                                  -------                 -------

Total amortized cost                                              $95,417                 $84,606

Total fair value                                                  $97,197                 $85,578


The following table presents the maturity by type of the investment portfolio for the year ended December 31, 1998.

Table 6
                          INVESTMENT PORTFOLIO ANALYSIS
                               December 31, 1998
                                 (In Thousands)

                   U.S. GOVT.                      MORTGAGE BACKED      COMMERCIAL
                    AGENCIES        MUNICIPALS        SECURITIES           PAPER      OTHER SECURITIES        Total      Total
Description      Book  Avg TE      Book  Avg TE      Book  Avg TE      Book  Avg TE      Book  Avg TE     Amortized       Fair
& Term          Value   Yield     Value   Yield     Value   Yield     Value   Yield     Value   Yield          Cost      Value
-----------    ---------------   ---------------   ---------------   ---------------  ----------------    ---------      -----
0 - 12 months  $    0     n/a    $2,837    7.06   $ 4,228    5.79    $7,200    4.81   $   35     6.00       $14,300    $14,154

1 - 5 Years     2,000    6.28     9,204    7.23    17,754    6.38         0     n/a      100     6.75        29,058     29,432

5 - 10 Years    1,499    6.89     9,616    7.62     5,419    6.01         0     n/a        0      n/a        16,534     16,990

Over 10 Years   2,292    7.72    31,602    7.37        72    8.77         0     n/a    1,559     7.00        35,525     36,621
               ------    ----   -------    ----   -------    ----    ------    ----   ------     ----       -------    -------
Total          $5,791    7.35   $53,259    7.38   $27,473    6.34    $7,200    4.81   $1,694     6.96       $95,417    $97,197
               ======    ====   =======    ====   =======    ====    ======    ====   ======     ====       =======    =======

Loan Portfolio

The Bank is actively engaged in originating loans to customers in Manitowoc and Brown counties. The Bank has policies and procedures designed to mitigate credit risk and to maintain the quality of the loan portfolio. These policies include underwriting standards for new credits as well as the continuous monitoring and reporting of asset quality and the adequacy of the allowance for credit losses. These polices, coupled with continuous training efforts, have provided effective checks and balances for the risk associated with the lending process. Lending authority is based on the level of risk, size of the loan and the experience of the lending officer.

Bank underwriting procedures are based on a process which evaluates the management, repayment ability, collateral support, credit history, and overall financial strength of prospective and current customers from a relationship oriented perspective. Residential mortgage loans are predominantly underwritten to general FNMA guidelines.

The Bank extends the following types of credit: commercial loans, agricultural loans, real estate loans and consumer loans.

Commercial loans are often secured with first liens on accounts receivable, inventory and/or equipment. Commercial loans generally have loan to value ratios of 80% or less. Agricultural loans are collateralized with first liens on crops, farm products, farm personal property and/or real estate. Agricultural loans generally have loan to value ratios of 70% or less, except for agricultural real estate loans which have loan to value ratios of 80% or less. Real estate loans include commercial real estate loans and residential real estate loans. Real estate loans are collateralized with first mortgages. Commercial real estate loans generally have loan to value ratios of 80% or less while residential real estate loans have loan to value ratios of 90% or less. Consumer loans include loans to individuals for personal, family or household purposes. Consumer loans may be secured with first lien positions or unsecured depending upon the credit quality. The Bank will make subordinate loans in any category if the borrower's financial position justifies it. The Bank is not involved in credit risk insurance.

Bank management assesses the loan portfolio mix at least annually as part of its planning and budget process. While there are no predetermined fixed targets for various loan types established in the loan policy, general guidelines are established annually for new loan activity based on loan portfolio mix and credit needs in the Bank's main markets. For 1999, the general ranges for new loan activity by type are as follows:

                 Commercial Loans -     45% to 55%
       Residential Mortgage Loans -     30% to 40%
                   Consumer Loans -     10% to 20%
               Agricultural Loans -      5% to 10%

There are no predetermined divisions for deposit categories.

The risks associated with the Bank's loan categories are as follows:

Commercial and Agricultural. Credit risk is considered low. Past due loans are well below industry averages. Non-performing loans and net loan losses, although higher than the previous year, remain well below the averages for banks of similar size. The portfolio is fairly well diversified with residential rental real estate the only SIC industry category exceeding 32% of the Bank's capital structure and agricultural loans representing approximately 5% of total loans.

Real Estate. Credit risk is considered low, with delinquency ratios and non-performing loans at very low levels.

Consumer. Credit risk is considered low, with delinquency ratios and non-performing loans at very low levels.

No loan customer exceeds the legal lending limit among the loan categories. The Bank's legal and internal lending limit as of December 31, 1998 was $5,131,000.

Extensions of credit used predominantly for business or agricultural purposes are classified as commercial and agricultural loans. Commercial loans include lines of credit for seasonal requirements of businesses, short-term loans payable within 12 months for one time specific purposes and term loans with maturities greater than 12 months for capital assets and fixed assets which are amortized and repaid from cash flow. Agricultural loans include short-term farm operating loans, intermediate farm personal property loans and long-term agricultural real estate loans. Agricultural real estate loans generally have maturities exceeding five years. Commercial term loans for capital assets and fixed assets and commercial real estate loans that have maturities of more than five years are generally arranged through government assisted financing programs such as SBA.

The increase in commercial loans and decrease in commercial real estate loans resulted mainly from the general credit needs within the Bank's primary markets and strong competition for a fewer number of commercial real estate projects. The Bank also made it a priority to sell residential mortgage loans to the FNMA secondary market and term commercial real estate loans to the SBA secondary market.

Table 7 "Summary of Loan Portfolio" presents the composition of the Bank's loan portfolio by significant concentration.

Table 7
                            SUMMARY OF LOAN PORTFOLIO
                                 (In Thousands)

                       Loans Outstanding as December 31,

                        1998                    1997                    1996                    1995                   1994
                        ----                    ----                    ----                    ----                   ----
                           PERCENT OF              PERCENT OF              PERCENT OF              PERCENT OF             PERCENT OF
                  AMOUNT  TOTAL LOANS     AMOUNT  TOTAL LOANS     AMOUNT  TOTAL LOANS     AMOUNT  TOTAL LOANS    AMOUNT  TOTAL LOANS
                ---------------------    --------------------    --------------------    --------------------   --------------------
Commercial and
  Agricultural  $ 91,122      39.81%     $ 78,230     34.61%     $ 70,775     34.77%     $ 62,982     35.58%    $ 53,893     34.48%

Commercial
  Real Estate     38,018      16.61%       45,689     20.21%       38,003     18.67%       32,825     18.54%      28,304     18.11%

Residential
  Real Estate     85,115      37.18%       88,822     39.29%       82,538     40.55%       70,365     39.75%      64,046     40.98%

Consumer          13,783       6.02%       12,503      5.53%       11,599      5.70%       10,335      5.84%       9,531      6.10%

Other                879        .38%          823       .36%          622       .31%          508       .29%         513       .33%
                --------     ------      --------    ------      --------    ------      --------    ------     --------    ------
Total           $228,917     100.00%     $226,067    100.00%     $203,537    100.00%     $177,015    100.00%    $156,287    100.00%
                ========     ======      ========    ======      ========    ======      ========    ======     ========    ======

Table 8
                          MATURITIES OF LOAN PORTFOLIO
                               December 31, 1998
                                 (In Thousands)

                   COMMERCIAL        COMMERCIAL    RESIDENTIAL
MATURING       & AGRICULTURAL       REAL ESTATE    REAL ESTATE       CONSUMER      OTHER        TOTAL
--------       --------------       -----------    -----------       --------      -----     --------
0-12 months           $54,213           $16,313        $49,367         $3,437       $879     $124,209
1-5 years              28,502            19,897         34,942         10,244          0       93,585
Over 5 years            8,407             1,808            806            102          0       11,123
                      -------           -------        -------        -------       ----     --------
Total                 $91,122           $38,018        $85,115        $13,783       $879     $228,917
                      =======           =======        =======        =======       ====     ========

MATURING           FIXED RATE                  ADJUSTABLE RATE                                  TOTAL
--------           ----------                  ---------------                               --------
0-12 months          $ 96,891                          $48,551                               $145,442
1-5 years              82,523                                0                                 82,523
Over 5 years              952                                0                                    952
                     --------                          -------                               --------
Total                $180,366                          $48,551                               $228,917
                     ========                          =======                               ========


The Bank's policy is to make the majority of its loan commitments in the market area it serves. This tends to reduce risk because management is familiar with the credit histories of loan applicants and has an in-depth knowledge of the risk to which a given credit is subject. The Bank had no foreign loans in its portfolio as of December 31, 1998.

It is the policy of the Bank to place a loan in nonaccrual status whenever there is substantial doubt about the ability of a borrower to pay principal or interest on any outstanding credit. Management considers such factors as payment history, the nature of collateral securing the loan and the overall economic situation of the borrower when making a nonaccrual decision. Nonaccrual loans are closely monitored by management. A non-accruing loan is restored to current status when the prospects of future contractual payments are no longer in doubt. Nonaccrual loans at December 31, 1998 and 1997 were $927,000 and $210,000, respectively. The fluctuation in the level of nonaccrual loans over the past five years is attributed mainly to isolated credit deterioration in a few larger account relationships. These included commercial loans, agricultural loans and residential real estate loans. However, these were individual isolated accounts and no trend in economic, industrial, geographical or other factors could be identified to account for the fluctuations in the level of nonaccrual loans. Accruing loans 90 days or more past due include loans that are both well secured and in the process of collection.

Table 9
                         RISK ELEMENTS OF LOAN PORTFOLIO
                                 (In Thousands)

                                  DECEMBER 31,

                                                1998         1997         1996          1995         1994
                                                ----         ----         ----          ----         ----
Nonaccrual loans                              $  927        $ 211         $708        $1,153         $286
Accruing loans past due 90 days or more          181           84          229            36           97
                                              ------         ----         ----        ------         ----
Total                                         $1,108         $295         $937        $1,189         $383
                                              ======         ====         ====        ======         ====


The following table shows the interest income that would have been recorded under the original terms and the amount of interest income that was included in interest income for the period.

Table 10
                             FOREGONE LOAN INTEREST
                                 (In Thousands)

                                                1998                      1997                       1996
                                                ----                      ----                       ----
Interest income that would have been
     recorded under original terms              $128                      $ 47                       $ 97
Interest income recorded during the period        43                        16                         29
                                                ----                      ----                       ----
Reduction in interest income                    $ 85                      $ 31                       $ 68
                                                ====                      ====                       ====

Deposits

Deposit liabilities increased from $260.5 million at December 31, 1997 to $276.5 million at December 31, 1998, an increase of $16 million, or 6.2%. Savings and noninterest bearing demand deposits are the main source of deposit growth. The Bank continues to experience strong competition from other commercial banks, credit unions, the stock market and mutual funds. Table 1 displays the average balances and average rates paid on all major deposits classifications for 1998, 1997 and 1996. The Bank has no foreign banking offices.

The following table represents maturities of time deposits in denominations of $100,000 or more for the years ended December 31, 1998 and 1997.

Table 11
                   MATURITY OF TIME DEPOSITS $100,000 OR MORE
                                 (IN THOUSANDS)
                              FOR THE YEARS ENDED
                                  DECEMBER 31,

                                             1998                      1997
                                             ----                      ----
3 - 6 months                                5,626                     5,758
6 - 12 months                               5,310                     6,606
Over 12 months                              2,171                     3,202
                                          -------                   -------
TOTAL                                     $18,184                   $18,996

Table 12
                   SECURITIES SOLD UNDER REPURCHASE AGREEMENTS
                                 (IN THOUSANDS)

                                  DECEMBER 31,

Securities sold under agreements to repurchase generally mature within one day from the transaction date. The agreements to repurchase securities requires that the Bank (seller) repurchase identical securities as those that were sold. The securities underlying the agreements were under the institution's control at December 31, 1998 and 1997.

Information concerning securities sold under agreements to repurchase for 1998, 1997 and 1996 is summarized as follows:

                                           1998                      1997                       1996
                                           ----                      ----                       ----
Average balance during the year         $21,355                   $20,944                    $17,187

Average interest rate during the year      5.21%                     5.07%                      4.61%

Maximum month-end balance
    during the year                     $25,667                   $24,425                    $26,219

FHLB Advances

FHLB advances decreased from $29.5 million to $28.5 million, a decrease of $1.0 million or 3.4%. FHLB advances are subject to a prepayment penalty if they are repaid prior to maturity. FHLB advances are callable one year after origination and quarterly thereafter.

Liquidity Management

Liquidity describes the ability of the Bank to meet financial obligations that arise out of the ordinary course of business. Liquidity is primarily needed to meet borrowing and deposit withdrawal requirements of the customers of the Bank and to fund current and planned expenditures. The Bank maintains its asset liquidity position internally through short term investments, the maturity distribution of the investment portfolio, loan repayments and income from earning assets. A substantial portion of the investment portfolio contains readily marketable securities that could be converted to cash immediately. Refer to Note 2 in the Consolidated Financial Statements for a table showing the maturity distribution of the Banks securities portfolio and the related estimated fair value. On the liability side of the balance sheet, liquidity is affected by the timing of maturing liabilities and the ability to generate new deposits or borrowings as needed. Other sources are available through borrowings from the Federal Reserve Bank, the Federal Home Loan Bank and from lines of credit approved at correspondent banks. Management knows of no trend or event which will have a material impact on the Bank's ability to maintain liquidity at satisfactory levels.

Capital Resources and Adequacy

Total stockholders' equity increased $4.3 million or 14.5% in 1998 to $33.9 million at the end of the year from $29.6 million at December 31, 1997. Net income of $4.6 million primarily contributed to this increase. Total stockholders' equity as of December 31, 1997 increased $4.1 million from December 31, 1996.

One measure of capital adequacy is the leverage ratio which is calculated by dividing average total assets for the most recent quarter into Tier 1 capital. The regulatory minimum for this ratio is 4%. The leverage ratio for the years ended December 31, 1998, 1997, and 1996 was 8.5%, 7.7%, and 7.9%, respectively.

Another measure of capital adequacy is the risk based capital ratio or the ratio of total capital to risk adjusted assets. Total capital is composed of both core capital (Tier 1) and supplemental capital (Tier 2) including adjustments for off balance sheet items such as letters of credit and taking into account the different degrees of risk among various assets. Regulators require a minimum total risk based capital ratio of 8%. The Bank's ratio at December 31, 1998, and for each of the two preceding years was 13.6%, 12.7%, and 12.1%, respectively. According to FDIC capital guidelines, the Bank is considered to be "well capitalized."

Management knows of no other trend or event which will have a material impact on capital. Please also refer to Note 15 in the Notes to Consolidated Financial Statements for additional discussion of regulatory matters.

Qualitative and Quantitative Disclosures About Market Risk

The Bank monitors interest rate factors on a monthly basis to assess interest rate risk of the portfolio of assets and liabilities. Maturity terms of assets are matched to the maturity terms of liabilities to the extent possible. The maturity structure of the municipal securities, however, is long term to optimize tax advantages and yield returns within an acceptable level of market risk. In addition, based on prior experience, the average life of the mortgage backed securities has been shorter than the scheduled maturities. There are no interest rate caps or floors on variable rate instruments that could affect the cash flows on those instruments. Variable rate loans, investments and deposits reprice immediately because they are related to changes in the prime rate of interest. Fixed rate commercial loans reprice at least annually. Fixed rate real estate loans are scheduled for 1 to 2 years with balloon payments. Loans do not have prepayment penalty clauses. The following table also assumes all loans and deposits will be renewed under the same terms. Interest rates on those renewals are based on anticipated rates at the date of renewal. There is a 10% prepayment assumption for the entire loan portfolio based on historical trends. Reinvestment rates are assumed at 95% for loans. Loans not renewed are assumed to be replaced by loan originations. The table assumes that any deposits that are withdrawn are replaced by new deposit funds. The following table shows the expected cash flows and yields for interest earning assets and interest bearing liabilities.

Table 13
           QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK
                                 (In Thousands)

                                                        EXPECTED PERIOD OF MATURITY
                                                        ---------------------------

                         WITHIN                                                          GREATER THAN
                         1 YEAR         1-2 YEARS        2-3 YEARS        3-4 YEARS         4 YEARS           TOTAL           FAIR
                             YIELD/           YIELD/           YIELD/           YIELD/           YIELD/           YIELD/    MARKET
DECEMBER 31, 1998   BALANCE   RATE   BALANCE   RATE   BALANCE   RATE   BALANCE   RATE   BALANCE   RATE   BALANCE   RATE      VALUE
-----------------   -------   ----   -------   ----   -------   ----   -------   ----   -------   ----   -------   ----      -----
Short-term
investments (V)    $ 15,623  4.47%   $     0    n/a  $     0    n/a   $     0    n/a   $     0    n/a  $ 15,623   4.47%   $ 15,623

US Treasury,
Agency
and Other
securities (F)       14,010  6.23%       575  13.89%       0    n/a         0    n/a        50   6.00%   14,635   6.28%     14,662

US Treasury,
Agency
and Other
securities (V)           50  7.50%         0    n/a        0    n/a         0    n/a         0    n/a        50   7.50%         50

Mortgage backed
Securities (F)        5,227  6.39%     2,923   6.59%   1,734   6.82%    1,163   6.82%   13,684   6.39%   24,731   6.47%     24,881

Mortgage backed
Securities (V)        2,742  5.92%         0    n/a        0    n/a         0    n/a         0    n/a     2,742   5.92%      2,742

Municipal
securities (F)        4,924  4.87%     3,554   4.84%   3,850   4.78%    1,910   5.18%   39,021   4.94%   53,259   4.95%     54,862

Commercial
loans (F)            20,657  9.14%    21,036   9.06%  30,956   8.99%   22,460   9.03%    3,263  10.03%   98,372   9.10%     98,543

Commercial
loans (V)            30,261  8.92%     1,386   9.17%       0    n/a         0    n/a         0    n/a    31,647   8.93%     31,647

Residential
real estate (F)      31,967  8.58%    20,041   8.56%  20,096   8.57%    1,722   8.91%      708   8.57%   74,534   8.57%     77,031

Residential
real estate (V)       5,262  8.17%     4,222   7.51%   1,097   7.79%        0    n/a         0    n/a    10,581   7.87%     10,581

Consumer loans (F)    3,437  9.58%     3,195   9.39%   3,782   9.20%    3,054   9.03%      315   9.28%   13,783   9.27%     14,245
                   --------  ----    -------   ----  -------   ----   -------   ----   -------   ----  --------   ----    --------
Total interest
earning
assets             $134,160  7.67%   $56,932   8.47% $61,515   8.49%  $30,309   8.69%  $57,041   5.61% $339,957   7.80%   $344,867
                   ========  ====    =======   ====  =======   ====   =======   ====   =======   ====  ========   ====    ========

Interest bearing
deposits (F)       $103,668  5.47%   $28,818   5.92% $ 1,341   5.65%  $   199   5.57%  $   560   5.86% $134,586   5.72%   $135,135

Interest bearing
deposits (V)        100,535  3.38%         0    n/a        0    n/a         0    n/a         0    n/a   100,535   3.38%    100,535

Short term
borrowings (F)        6,500  5.21%         0    n/a        0    n/a         0    n/a         0    n/a     6,500   5.21%      6,500

Short term
borrowings (V)       18,495  5.22%         0    n/a        0    n/a         0    n/a         0    n/a    18,495   5.22%     18,495

Long term
Borrowings (F)            0   n/a          0    n/a    4,000   5.43%   24,500   5.48%        0    n/a    28,500   5.46%     28,500
                   --------  ----    -------   ----  -------   ----   -------   ----   -------   ----  --------   ----    --------
Total interest
bearing
liabilities        $229,198  4.51%   $28,818   5.92% $ 5,341   5.49%  $24,699   5.48%  $   560   5.86% $288,616   4.86%   $289,165
                   ========  ====    =======   ====  =======   ====   =======   ====   =======   ====  ========   ====    ========

(V) Variable repricing terms
(F) Fixed repricing terms

Year 2000

The Bank has followed the five phases recommended by the Federal Financial Institutions Examination Council (FFIEC) to manage its Year 2000 project. The phases are awareness, assessment, renovation, validation and implementation. The Bank has fully completed the first four phases and is 95% complete with the implementation phase. The implementation phase is expected to be completed by the third quarter of 1999.

The Bank's mainframe computer and the software that run it are year 2000 compliant, that is, they have been successfully tested by advancing the mainframe's internal calendar to and through the year 2000. As of April 1, 1999, all of our Mission Critical Systems have been tested and found to be compliant in the year 2000 environment. Non-critical Systems have been found to be compliant or will be compliant in the next few months. Testing of Non-critical Systems is now complete. Our entire inventory of software has been reviewed to assess the impact of the year 2000. The software that needed to be replaced has been replaced and all software is now Year 2000 compliant.

In addition, the Bank has reviewed all non-information technology and equipment systems. Non-information technology systems include all other business equipment other than computer hardware, software and peripheral devices, such as automated teller machines, modems and routers. Non-information technology equipment includes security devices, time clocks, heating and air conditioning systems, elevators, telephones and fax machines. Testing of non-information technology and equipment systems is complete and are Year 2000 compliant.

The Bank recognizes that its customers will be affected by the Year 2000 issues. As a result, the Bank has contacted its significant business loan customers to make them aware of the Year 2000 issues and to assess their readiness. The Bank realizes that if its customers experience Year 2000 business interruptions there may be more exposure to the Bank. Over 90% of the Bank's significant business loan customers responded to the Year 2000 inquiries. Of those, over 92% claim to be Year 2000 compliant. The responses were reviewed, ranked by degree of risk, and quantified. Based on the low level of risk, no additional follow up was deemed necessary. The Bank has included the Year 2000 credit risk into its allowance for loan losses. The Bank will continue its customer awareness efforts throughout 1999.

The Bank does not expect its Year 2000 compliance costs to be significant. Equipment upgrades were made to take advantage of current technology in the ordinary course of business and not solely as a result of the Year 2000 issue. Costs related solely to Year 2000 compliance are estimated at $120,000. Year 2000 compliance costs incurred through the three months ending March 31, 1999 were $103,000.

A business resumption contingency plan has been established to address worst case scenarios should they occur with the Year 2000 issue. The worst case scenarios would be that all communications would be lost. If communications are lost, the Bank would function in an "off-line" standby mode which would create documents that could be done during evening batch processing at the Bank's data processing center. Customer balances would be available the following morning.

The Bank is confident that the challenges of the Year 2000 will be adequately met.


                                     ITEM 3
                                   PROPERTIES

The Company owns real property at two branch locations at:

     1509 Washington Street, Two Rivers, Wisconsin 54241 ("Two Rivers Branch Office"); and

     2915 Custer Street, Manitowoc, Wisconsin 54220 ("Custer Street Branch Office").

The Bank owns real property at the location of its main office at 402 North Eighth Street, Manitowoc, Wisconsin 54220; and at six of its branch locations at:

     106 South Packer Drive, Francis Creek, Wisconsin 54214 ("Francis Creek Branch Office");

     109 South Fourth Avenue, St. Nazianz, Wisconsin 54232 ("St. Nazianz Branch Office");

     110 Baugniet Street, Mishicot, Wisconsin 54228 ("Mishicot Branch Office");

     108 Fremont Street, Kiel, Wisconsin 53042 (future "Kiel Branch Office" under construction);

     5724 CTH U, Newton, Wisconsin 53063 ("Newton Branch Office"); and

     2210 Calumet Drive, New Holstein, Wisconsin 53061 ("New Holstein Branch Office" under construction).

The Bank leases real property at two branch locations at:

     601 Fremont Street, Kiel, Wisconsin 53042 ("Kiel Branch Office"); and

     2747 Manitowoc Road, Green Bay, Wisconsin 54311 ("Bellevue Branch Office").

There are no encumbrances on any of these properties.

                                     ITEM 4
         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table reflects the beneficial ownership of the Company's Shares by Directors, executive officers and by stockholders known to management to own beneficially 5% or more of the Company's Shares as of April 23, 1999, and includes all of the Company's Shares that may be acquired by such persons 60 days thereafter. The address of each of the persons named below is the address of the Company.

                                           NUMBER OF SHARES                        PERCENT OF CLASS
TITLE OF CLASS      NAME                 BENEFICIALLY OWNED                      BENEFICIALLY OWNED
--------------      ----                 ------------------                      ------------------
Par Value $1.00     Director
Common Stock        Thomas J. Bare                   142,002          (1)                      8.19
                    John M. Jagemann                   3,187                                      *
                    John C. Miller                        77                                      *
                    John E. Nordstrom                  3,255          (2)                         *
                    Craig A. Pauly                    20,942          (3)                      1.21
                    Katherine M. Reynolds                266                                      *
                    John M. Webster                      125                                      *
                    Robert S. Weinert                 14,725                                      *
                    John J. Zimmer                     7,237                                      *

                    Executive Officer
                    Joseph W. Debilzen                 9,200          (4)                         *
                    Daniel J. Lalko                    5,744          (5)                         *
                    Charles P. Riley                       8                                      *
                    Paul H. Wojta                     13,756          (6)                         *
                                                     -------                                  -----
All Directors and Executive Officers as a Group
(13 Persons)                                         220,524                                  12.71

* Percent of class beneficially owned less than 1%.

(1) Includes 27,175 shares held by Thomas J. Bare as an individual; 16,817 shares held in First National Bank 401(k) Profit Sharing F/B/O Thomas J. Bare; 15,983 shares held in Manbank & Co. I/N/O Thomas J. Bare Custodian for Suzanne Bare Fund Manager Account; 15,340 shares held in Manbank & Co. I/N/O Thomas J. Bare Custodian for Joanna Bare Fund Manager Account; 13,426 shares held in Manbank & Co. I/N/O Thomas J. Bare for Jonathan Bare Fund Manager Account; 13,771 shares held in Manbank & Co. I/N/O Thomas J. Bare Custodian for Michael Bare Fund Manager Account; 725 shares held in Manbank & Co. Thomas J. Bare Custodial IRA; and 38,765 shares held in the name of Virginia S. Bare, Trustee U/W Elizabeth B. Sims.

(2) Includes 1,362 shares held by John E. Nordstrom as an individual; 1,768 shares held by Barbara A. Nordstrom as an individual; and 125 shares held in the name of John E. and Barbara A. Nordstrom JT.

(3) Includes 16,010 shares held by Craig A. Pauly as an individual; 1,206 shares held in the name of Craig A. and Cynthia Pauly JT; 3,483 shares held in Manbank & Co. I/N/O Craig A. Pauly Custodial IRA; and 243 shares held in Manbank & Co. I/N/O Cynthia Pauly Custodial IRA Nondeductible Contributions.

(4) Includes 9,038 shares held in the name of First National Bank 401(k) Profit Sharing Plan F/B/O Joseph W. Debilzen and 162 shares held in the name of Joseph W. Debilzen Custodial IRA.

(5) Includes 4,222 shares held by Daniel J. Lalko as an individual; 157 shares held in the name of Daniel J. Lalko and Ann E. Lalko JT; 1,155 shares held in Manbank & Co. I/N/O Daniel J. Lalko; 158 shares held in Manbank & Co. I/N/O Ann E. Lalko; and 52 shares held in First National Bank 401(k) Profit Sharing Plan F/B/O Daniel J. Lalko.

(6) Includes 6,230 shares held in the name of Paul H. and Jeanne C. Wojta; and 7,526 shares held in the name of First National Bank 401(k) Profit Sharing Plan F/B/O Paul H. Wojta.

                                     ITEM 5
                        DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

Nine Directors serve on the Company's Board of Directors, including Thomas J. Bare, the Company's President. Each of the Directors also serve as Directors of the Bank. Classified directorships are divided into three classes, each of which are elected for three year terms.

Thomas J. Bare, 60, has served as a Bank Director continuously since 1981, and as a Company Director since its formation in 1983. He was appointed Cashier in 1977, and promoted to Vice President and Cashier in 1978. He served as Vice President and Cashier until September 1983 when he was appointed Acting President. In January 1984 he was elected President, his current position. Mr. Bare also serves as President of the Company; Director of FNBM Investment Corporation, the Bank's investment corporation; and Director, Secretary and Treasurer of United Financial Services, Inc., the Bank's data processing corporation. Mr. Bare's term expires in 2002.

John M. Jagemann, 53, has served as Bank Director continuously since 1996, and as a Company Director since 1996. He is President of Aitken-Reed, Inc., a company that manufactures wire harnesses and heaters. Mr. Jagemann's term expires in 2000.

John C. Miller, 56, has served as Bank Director continuously since 1996, and as a Company Director since 1996. He is President and Sole Director of Miller-St. Nazianz, Inc., a company that manufactures farm equipment; President and Sole Director of Miller Finance Corporation, a retail financing company; and President and Sole Director of Badger Farm Systems, a company that markets farm equipment. Mr. Miller's term expires in 2001.

John E. Nordstrom, 63, has served as a Bank Director continuously since 1992, and as a Company Director since 1993. He is President of Omega Mfg. Corporation, a company that manufactures paper product packaging equipment. Mr. Nordstrom's term expires in 2001.

Craig A. Pauly, 49, has served as a Bank Director continuously since 1980, and as a Company Director since its formation in 1983. He is Director/MIS at Jagemann Stamping Company, a company that manufactures metal stampings. Mr. Pauly's term expires in 2002.

Katherine M. Reynolds, 48, has served as Bank Director continuously since 1992, and as a Company Director since 1993. She is an attorney practicing as a member of the Manitowoc Offices of Michael Best & Friedrich LLP. Ms. Reynolds term expires in 2002.

John M. Webster, 53, has served as a Bank Director continuously since 1998, and as a Company Director since 1998. He is President and CEO of Crescent Woolen Mills Co., a manufacturer of woolen and synthetic yarns; and Attorney of Counsel with the Law Offices of Savage, Gregorski, Webster, Stangel, Bendix and Bruce. Mr. Webster's term expires in 2000.

Robert S. Weinert, 60, has served as a Bank Director continuously since 1979, and as a Company Director since its formation in 1983. He is Chairman and Treasurer of Crafts, Inc., a commercial roofing company, and Treasurer of Corrosion Resistant Technologies, Inc., a coating company. Mr. Weinert's term expires in 2000.

John J. Zimmer, 58, served as a Bank Director from 1974 to 1980. He was re-appointed to the board and has served continuously since 1988, and as a Company Director since 1989. Mr. Zimmer is President and Treasurer of J.J. Stangel Co., A Subsidiary of Industrial Distribution Group, a wholesale distributor of industrial supplies; and General Partner of Oak Park Land Co., a real estate development partnership. Mr. Zimmer's term expires in 2001.


EXECUTIVE OFFICERS

Thomas J. Bare (see Directors)

Joseph W. Debilzen, 44, joined the bank in April 1983 serving as Loan Officer. He was promoted to Francis Creek Branch Manager in September 1983. In August 1988, he was promoted to Assistance Vice President Branch Manager. Mr. Debilzen has served as Vice President of Branch Operations since March 1989.

Daniel J. Lalko, 49, has served as Senior Vice President of Lending since March 1989. Mr. Lalko joined the bank in August 1982 as Vice President.

Charles P. Riley, 49, joined the bank in May 1997 as Senior Vice President and Green Bay Marketing Manager.

Paul H. Wojta, 39, joined the bank in November 1983 as Auditor. He was promoted to Cashier in December 1987. Mr. Wojta has served as Vice President, Cashier and BSA Officer since February 1991. Mr. Wojta also serves as a director of FNBM Investment Corporation, the Bank's investment corporation.

                                     ITEM 6
                             EXECUTIVE COMPENSATION

The following table sets forth the annual compensation for each of the Company's most highly compensated executive officers, whose cash compensation exceeded $100,000, for the three previous fiscal years.

                                                                   OTHER ANNUAL*
NAME               POSITION               YEAR    SALARY    BONUS  COMPENSATION
----               --------               ----    ------    -----  ------------
Thomas J. Bare     President              1998   200,000   35,000     21,624
                   President              1997   180,000   30,000     15,900
                   President              1996   160,000   38,000     15,675
Daniel J. Lalko    Senior Vice President  1998   100,000    9,000     10,243
                                          1997    92,000    8,500     10,178
                                          1996    84,000    8,000      9,666
Charles P. Riley   Senior Vice President  1998    98,000    3,500      7,098


* Other compensation includes amounts contributed by the Bank pursuant to a 401(k) Profit Sharing Plan and Trust that covers substantially all employees. Each year, the Bank contributes a matching contribution equal to 35% of the participant's deferral, up to 10% of the employee's salary, and a discretionary amount determined each year by the Board of Directors. For 1998, the discretionary amount was established at 3% of compensation.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

In 1997, the Company adopted a Supplemental Executive Retirement Plan ("SERP"), which provides post-retirement benefits to key officers of the Company. Under the SERP, benefit payments equal 80% of the participant's projected retirement age salary, less benefits from other Company sponsored retirement plans, including the 401(k) Plan. The Company contributed $83,520 for this plan for the year ended December 31, 1998.

The estimated present value of annual benefits payable upon retirement, less amounts received under other Company sponsored retirement plans, at the normal retirement age of 65 for each of the executive officers participating is as follows:

                          ESTIMATED ANNUAL BENEFITS    ESTIMATED ANNUAL BENEFITS
                                PAYABLE UPON                 PAYABLE UPON
NAME                             RETIREMENT                   RETIREMENT
----                      -------------------------    -------------------------
Thomas J. Bare                    $80,600                      15 years
Daniel J. Lalko                      None                          None
Charles P. Riley                     None                          None

DIRECTOR COMPENSATION

Directors of the Company receive $2,500 annual compensation for service in that capacity. However, as Directors of the Bank, they receive $9,100 annual compensation for service in that capacity. The Chairman of the Board of the Bank receives $11,700 annual compensation for service in that capacity. Directors receive $150 for each committee meeting attended. Directors who are also employees of the Bank receive no compensation for their capacity as Directors of the Bank's committees.

Under a non-qualified deferred compensation plan, the Bank permits Directors to defer part of their compensation and fees by investing the deferred income in insurance policies on the Director's life, with the Bank as owner and beneficiary. The death benefit of such policies will be used by the Bank to fund the payments to the Directors. If the Director lives to age 70, the retirement age defined in the plan, the Bank will begin to pay the Director an amount which will be calculated at that time in annual payments, based upon the value of the life insurance policy and existing market conditions. If the Director lives to age 70, but dies before receiving all of the payments, the remaining payments will be paid to the Director's beneficiary. If a Director retires prior to or after age 70, the payments will be discounted or increased, as the case may be, based on the value of the life insurance policy. Finally, if the Director dies prior to age 70, the annual payments will be calculated based on the value of the life insurance policy death benefit and paid in annual payments to the Director's beneficiary.

DIRECTOR FEE DEFERRED COMPENSATION RETIREMENT PLAN

The Company contributed $61,417 (interest only) for this plan for the year ended December 31, 1998.

The estimated present value of annual benefits payable upon retirement for a period of ten (10) years to each current director is as follows: Thomas Bare, $40,409; John Jagemann, $56,186; John Nordstrom, $30,628; Katherine M. Reynolds, $130,750; Craig Pauly, $119,325; Robert Weinert, $67,606; and John Zimmer, $58,797.

COMPENSATION, PENSION AND RETIREMENT COMMITTEE REPORT

The Bank's compensation program offers competitive compensation opportunities for all executive officers which are based on both the individual's contribution and the Bank's performance. The compensation paid is designed to attract, retain and reward executive officers who are capable of leading the Bank in achieving its business objectives in an industry characterized by complexity, competitiveness and constant change. The compensation of key executives is reviewed and approved annually by the Bank's Compensation, Pension and Retirement Committee.

In its consideration of whether to increase salaries from year to year, and the amounts of increases, the Compensation, Pension and Retirement Committee reviews the overall financial performance of the Bank during the past year and the expectations for the current year. Specifically, the Committee looks to whether total return on assets is satisfactory and compare total assets and earnings levels with prior years. Special factors that are considered are whether loan delinquencies are consistent with expectations, and whether there have been any significant acquisitions or sales of assets or other extraordinary events. While no specific financial targets are set, the Committee will generally recommend increases to executives, including the chief executive officer, if the Bank continues to experience anticipated levels of financial growth.

Salaries are also based on merit, which involves an evaluation by the Committee of how ably an executive performed the duties entailed in his or her position. Employees generally are reviewed by management, while executive officers have their performance evaluated by the President.

Most executives receive approximately the same percentage increase in salary in any given year. In addition, as the Bank meets its budget expectations, each executive may receive a bonus. The foregoing report has been approved by the Bank's Board of Directors.

Directors Thomas J. Bare, John M. Jagemann, Katherine M. Reynolds, Robert S. Weinert and John J. Zimmer serve as the Bank's Compensation, Pension and Retirement Committee. Thomas J. Bare, a member of the Board of Directors of the Bank since 1981 and of the Company since the Company's formation in 1983, also serves as President of the Company and as President of the Bank. While Mr. Bare specifically excluded himself from any Committee discussion concerning his compensation, he did participate in Compensation, Pension and Retirement Committee discussions concerning other key executives' compensation.

Performance Graph The performance graph shown below compares the cumulative total return to the Company's stockholders over the most recent 5-year period with the Russell 2000 Index. Returns are shown on a total return basis, assuming the reinvestment of dividends based on a $100 investment beginning December 31, 1993.

                       [GRAPH SUMMARIZED IN TABLE BELOW]

                                      1993        1994          1995         1996         1997         1998
                                      ----        ----          ----         ----         ----         ----
First Manitowoc Bancorp, Inc.*     $100.00      $124.82      $145.04      $173.89      $213.38      $295.56
Russell 2000 Index                  100.00        98.18       126.10       146.89       179.73       175.15

* Restated for the 25% stock dividends (five for four share splits) paid April 22, 1994; April 21, 1995; April 11, 1997 and April 16, 1999.

                                     ITEM 7
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the past year the Bank has had, and expects to have in the future, banking transactions in the ordinary course of its business with its directors, officers and owners of 5% or more of the Company's outstanding shares and with their associates on substantially the same terms, including interest rates, collateral, and repayment terms on loans, as those prevailing at the same time for comparable transactions with others. The extensions of credit by the Bank to these persons have not and do not currently involve more than the normal risk of collectability or present other unfavorable features. Loans outstanding to such parties totaled $3,289,000 and $3,241,000 at December 31, 1998 and 1997,
respectively. During 1998, $881,000 of new loans were made and repayments totaled $833,000.


                                     ITEM 8
                               LEGAL PROCEEDINGS

There are no material pending legal proceedings other than ordinary routine litigation incidental to the business to which the Company, the Bank, or its subsidiaries is a party or which any of their properties is subject. There are also no material proceedings to which any director, officer, or affiliate of the Company, any person holding beneficially in excess of five (5) percent of the Company's Shares, or any associate of any such director, officer, or security holder is a party.


                                     ITEM 9
               MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                  COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

MARKET INFORMATION

There is no established public trading market for the Company's Shares. Accordingly, there is no comprehensive record of trades or the prices of any such trades. The following tables reflect stock prices for Company Shares to the extent such information is available to management of the Company, and the dividends declared with respect thereto during the preceding two years.

                                    1998
                                    ----
  1ST QUARTER          2ND QUARTER          3RD QUARTER          4TH QUARTER
 HIGH      LOW        HIGH      LOW        HIGH      LOW        HIGH      LOW
------   ------      ------   ------      ------   ------      ------   ------
$24.80   $23.60      $31.20   $24.80      $32.80   $31.20      $32.80   $32.80

                                    1997
                                    ----
  1ST QUARTER          2ND QUARTER          3RD QUARTER          4TH QUARTER
 HIGH      LOW        HIGH      LOW        HIGH      LOW        HIGH      LOW
------   ------      ------   ------      ------   ------      ------   ------
$19.84   $19.20      $20.60   $20.20      $21.60   $20.60      $23.60   $21.60

All market information shown above has been restated for stock dividends.

CASH DIVIDENDS

                                        1998
                                        ----
1ST QUARTER       2ND QUARTER       3RD QUARTER       4TH QUARTER       TOTAL
-----------       -----------       -----------       -----------       -----
   $0.10             $0.10             $0.10             $0.16          $0.46


                                        1997
                                        ----
1ST QUARTER       2ND QUARTER       3RD QUARTER       4TH QUARTER       TOTAL
-----------       -----------       -----------       -----------       -----
   $0.09             $0.09             $0.09             $0.14          $0.41

All cash dividends shown above have been restated for stock dividends.

HOLDERS

As of April 23, 1999 there were 561 holders of record of the Company's
Shares.

DIVIDENDS

The Company declared and paid a cash dividend per share totaling $0.46 per share or $790,936 for the year 1998, and $0.41 per share or $707,695 for 1997. The Board of Directors of the Company declared a dividend on February 17, 1998, of $0.10 per share to be paid on March 13, 1998 to stockholders of record March 4, 1998. On May 19, 1998, a dividend of $0.10 per share was approved to be paid on June 12, 1998, to stockholders of record as of June 3, 1998. In the third quarter, a $0.10 dividend was announced on August 18, 1998, to be paid

September 11, 1998, to stockholders of record September 2, 1998. The final dividend in 1998 of $0.10 per share, plus an extra cash dividend of $0.06 per share was declared on November 17, 1998, for stockholders of record December 2, 1998, and was paid on December 11, 1998.

On February 18, 1997, the Board of Directors declared a dividend to be paid March 14, 1997 at the rate of $0.09 per share to stockholders of record as of March 5, 1997. On May 20, 1997, a dividend of $0.09 per share was approved to be paid on June 13, 1997, to stockholders of record as of June 4, 1997. In the third quarter, a $0.09 dividend was announced on August 19, 1997, to be paid September 12, 1997, to stockholders of record September 3, 1997. The final dividend in 1997 of $0.09 per share, plus an extra cash dividend of $0.05 per share was declared on November 18, 1997, for stockholders of record December 3, 1997, and was paid on December 12, 1997.

The holders of the Company's Shares will be entitled to dividends, when, as, and if declared by the Company's Board of Directors, subject to the restrictions imposed by Wisconsin law. The only statutory limitation applicable to the Company is that dividends may not be paid if the Company is insolvent or if the dividend would cause the Company to become insolvent. However, until the Company expands its activities, its only source of income is from the dividends paid by the Bank to the Company. Therefore, the dividend restrictions applicable to national banks will impact the Company's ability to pay dividends.

Under the National Bank Act, dividends may be paid only out of retained earnings as defined in the statute. The approval of the OCC is required if the dividends for any year exceed the net profits, as defined, for that year plus the retained net profits for the preceding two years. In addition, unless a national bank's capital surplus equals or exceeds the stated capital for its common stock, no dividends may be declared unless the bank makes transfers from retained earnings to capital surplus.

There are no contractual restrictions that currently limit the Company's ability to pay dividends or that the Company reasonably believes are likely to limit materially the future payment of dividends on the Company's Shares.


                                     ITEM 10
                    RECENT SALES OF UNREGISTERED SECURITIES
                                      None


                                     ITEM 11
            DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

GENERAL

The Company's Articles of Incorporation provide for an authorized capitalization consisting of 2,500,000 shares of common stock, par value $1.00 per share, 1,387,609 of which were outstanding at December 31, 1998. The outstanding shares have been increased to include a 25% stock dividend (five-for-four stock split) payable April 16, 1999, to shareholders of record April 7, 1999 to a total of 1,734,317 Shares. Company Shares can be issued for the purpose of acquiring other banks or businesses permitted for bank holding companies, for raising additional capital or for other appropriate purposes. Under Wisconsin law, the Board of Directors may issue Shares, up to the authorized capitalization, without stockholder approval.

DIVIDENDS

The Company may pay dividends as declared from time to time by the Board of Directors out of funds legally available for dividends.

VOTING RIGHTS

The holders of Company Shares possess exclusive voting rights in the Company. Each holder of Shares is entitled to one vote for each Share held on all matters voted upon by shareholders. No cumulative voting in the elections of directors or other matters is permitted. Most corporate actions require only a majority vote. However, the Company's Articles of Incorporation require an 80% affirmative vote for any merger, consolidation or sale of substantially all of the assets of the Company unless a majority of the entire Board of Directors of the Company approve such transaction. If the Board of Directors approve the transaction only a majority vote of outstanding Shares is required for approval.

The Articles of Incorporation of the Company also prohibits a Control Share Acquisition as defined in Section 180.1150 of the Wisconsin Business Corporation Law ("WBCL") and described below without prior approval of the Company's Board of Directors.

LIQUIDATION

In the event of liquidation, dissolution or winding up of the Company, the holders of Shares are entitled to receive, after payment and provision for all its debts and liabilities, all of the assets of the Company available for distribution.

PREEMPTIVE RIGHTS; REDEMPTION

Holders of the Company Shares are not entitled to preemptive rights with respect to any Shares which may be issued by the Company in the future. Company Shares are not subject to redemption except in the event a third party acquires more than 50% of the outstanding Shares in a tender offer not approved by the Board of Directors of the Company. In such event the company may, at the option of a holder of Shares, be required to repurchase such shares at the highest price paid for Shares in the tender offer.

TERMS OF DIRECTORS

The Board of Directors of the Company are comprised of nine members, divided into three classes, each of whom is elected to serve for three year terms. The Board of Directors of the Company, in the interval between annual meetings of shareholders, may increase the number of Directors. The Articles of Incorporation of the Company, however, limits the total number of Directors to fifteen.

RESTRICTIONS ON ACQUISITION OF THE COMPANY AND THE BANK

Acquisitions of control of the Company and the Bank are subject to various federal and state statutory regulatory restrictions. In addition to these restrictions, there are various provisions in the Company's Articles of Incorporation which may be deemed to restrict the ability of a person, firm or entity to acquire the Company. These provisions, which are described above, provide for, among other things, staggered terms of office for members of boards of directors, noncumulative voting for directors and redemptive rights in certain business combinations. All of these provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board of Directors but which shareholders of the Company may deem to be in their best interests or in which shareholders may receive a substantial premium for their Shares over the then-current market price. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the current Board of Directors more difficult and could decrease the likelihood of temporary increases in the price of Shares which frequently result from non-negotiated takeover attempts and may tend to perpetuate existing management. The description of these provisions is necessarily general and reference should be made to the actual law and regulations and to the Articles of Incorporation and By-laws of the Company.

FEDERAL RESERVE BOARD REGULATIONS

Acquisitions of control of the Bank and the Company by any company are subject to prior approval by the FRB under the BHCA. "Control" is defined to include the ownership, control, or power to vote, directly or indirectly, 25% or more of any class of voting securities of the Company or the Bank, control in any manner of the election of a majority of the Board of Directors of the Company or the Bank, or, if the FRB determines after notice and a hearing that a person directly or indirectly exercises a controlling influence over the management policies of the Company or the Bank. In addition, the FRB's regulations establish certain rebuttable presumptions of control, which if the FRB determines exist, must be successfully rebutted in order to avoid the restrictions of the BHCA. When coupled with certain other relationships between a company and the bank or the bank holding company, the FRB may find that a company controls a bank or holding company if it owns or controls more than 5% of the outstanding shares of any class of voting securities of a bank or holding company. A company which acquires control of the Bank or the Company would be required to register as a bank holding company and have its business activities limited to those activities permitted by the FRB. In addition, a bank holding company must obtain prior approval of the FRB to acquire more than 5% of the voting securities of the Company.

The Change in Bank Control Act ("CBCA") prohibits any person or group of persons acting in concert from acquiring ownership or control of 25% or more of the voting securities of the Company unless such person or group of persons have provided 60 days' prior notice to the FRB and the FRB has not disapproved the acquisition within that time. Under FRB regulations, a person will be presumed to have acquired control under the CBCA if the person acquires 10% or more of a class of voting securities of the Company and the Company has a class of securities registered under the Securities Exchange Act of 1934. The FRB will evaluate the proposed acquisition taking into account various factors, including the financial and managerial resources of the acquiror, the convenience and needs of the community served by the Company and the Bank, and the anti-competitive effects of the acquisition.

WISCONSIN BUSINESS CORPORATION LAW

Under Section 180.1150(2) of the WBCL, the voting power of shares of an "issuing public corporation," such as the Company, which are held by any person in excess of 20% of the voting power in the election of directors shall be limited (in voting on any matter) to 10% of the full voting power of such excess shares, unless full voting rights have been restored at a special meeting of the shareholders called for that purpose. This statute is a "scaled voting rights/control share acquisition" statute and is designed to protect corporations against uninvited takeover bids by reducing to one-tenth of their normal voting power all shares in excess of 20% owned by an acquiring person. Shares held or acquired under certain circumstances are excluded from the application of Section 180.1150(2), including (among others) shares acquired directly from the Company and shares acquired in a merger or share exchange to which the Company is a party. Article X of the Company's Articles of Incorporation provides that the Company elects to be subject to the provisions of Section 180.1150 of the WBCL.

Section 180.1130 to 180.1134 of the WBCL provide generally that in addition to the vote otherwise required by law or the articles of incorporation of an "issuing public corporation," such as the Company, certain business combinations not meeting certain fair price standards specified in the statute must be approved by the affirmative vote of at least:
(i) 80% of the votes entitled to be cast by the outstanding voting share of the corporation; and (ii) two-thirds of the votes entitled to be cast by the holders of voting shares other than voting shares beneficially owned by a "significant shareholder" or an affiliate or associate thereof who is a party to the transaction. The term "business combination" is defined to include, subject to certain exceptions, a merger or share exchange of the issuing public corporation (or any subsidiary thereof) with, or the sale or other disposition of substantially all of the property and assets of the issuing public corporation to, any significant shareholder or affiliate thereof. "Significant shareholder" is defined generally to mean a person that is the beneficial owner of 10% or more of the voting power of the outstanding voting shares of the issuing public corporation. The statute also restricts the repurchase of shares and the sale of corporate assets by an issuing public corporation in response to takeover offer.

Section 180.1140 to 180.1144 of the WBCL prohibit certain "business combinations" between a "resident domestic corporation," such as the Company, and a person beneficially owning 10% or more of the voting power of the outstanding voting stock of such corporation (an "interested shareholder") within three years after the date such person became a 10% beneficial owner, unless the business combination or the acquisition of such stock has been approved before the stock acquisition date by the corporation's board of directors. After such three-year period, a business combination with the interested shareholder may be consummated only with the approval of the holders of a majority of the voting stock not beneficially owned by the interested shareholder at a meeting called for that purpose, unless the business combination satisfied certain adequacy-of-price standards intended to provide a fair price for shares held by disinterested shareholders.

Under the WBCL, a director or officer of the Company, in discharging his or her duties and in determining what he or she believes to be in the best interest of the Company, may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers and customers of the Company, the effects of the action on communities in which the Company operates and any other factors which the director or officer considers pertinent.

SUPERMAJORITY VOTING REQUIREMENT FOR AMENDMENT OF CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION

The Company's Articles of Incorporation provides that specified provisions contained in the Articles of Incorporation may not be amended except upon the affirmative vote of the holders of not less than 80% of the outstanding Shares entitled to vote generally in the election of the directors. This requirement exceeds the majority vote of the outstanding stock that would otherwise be required by the WBCL for amendment of the Articles of Incorporation. The specific provisions covered are: (i) Article V, governing the number and classification of the Company's Board of Directors; (ii)
Article VII, governing the required shareholder vote for amending the Articles of Incorporation of the Company; (iii) Article VIII, relating to the Company's obligation to repurchase Shares in the event of the acquisition of 50% of the Shares in a tender offer; (iv) Article IX, governing the requirement of an 80% vote for approval of a merger or asset acquisition; and (v) Article X, regarding control share acquisitions.


                                     ITEM 12
                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under Sections 180.0850 to 180.0859 of the WBCL, the Company shall indemnify a director or officer against liability incurred in a proceeding to which the director or officer is involved because he or she is or was an officer or director of the Company unless liability was incurred by the director or officer because he or she breached or failed to perform a duty which he or she owes to the Company and the breach or failure to perform constitutes either a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; a violation of criminal law unless the director or officer had reasonable cause to believe that his or her conduct was lawful and no reasonable cause to believe that his or her conduct was unlawful; a transaction from which the director or officer derived an improper personal profit; or willful misconduct on the part of the director or officer.

Pursuant to the by-laws of the Company, each of the directors and officers of the Company is entitled to indemnification for actions taken by them or in the name of the Company to the fullest extent permitted by the WBCL.


                                    ITEM 13
                  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to the Consolidated Financial Statements, the report thereon, the notes thereto commencing at Page F-1 of this Form 10, which financial statements, report, and notes and data are incorporated by reference.



                                     ITEM 14
                 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE
                                      None

                                    ITEM 15
                       FINANCIAL STATEMENTS AND EXHIBITS

CONSOLIDATED FINANCIAL STATEMENTS                                                                         PAGE
---------------------------------                                                                         ----
Independent Auditor's Report

Audited Consolidated Financial Statements

     Consolidated Statements of Financial Condition

     Consolidated Statements of Income

     Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income

     Consolidated Statements of Cash Flows

     Notes to Consolidated Financial Statements

Unaudited Interim Consolidated Financial Statements

     Consolidated Statements of Financial Condition--
     March 31, 1999 and March 31, 1998

     Consolidated Statements of Income--
     Three Months Ended March 31, 1999 and March 31, 1998

     Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income--
     Three Months Ended March 31, 1999 and March 31, 1998

     Consolidated Statements of Cash Flows--
     Three Months Ended March 31, 1999 and March 31, 1998

     Notes to Consolidated Financial Statements

EXHIBITS                                                                                         EXHIBIT NUMBER
--------                                                                                         --------------
     Financial Data Schedule                                                                     27


                                   SIGNATURES

Pursuant to the requirements in Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amended registration statement Form 10/A to be signed on its behalf by the undersigned, thereunto duly authorized.

                         FIRST MANITOWOC BANCORP, INC.


Dated:  July 13, 1999

                                                 Thomas J. Bare
                                                 President

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
First Manitowoc Bancorp, Inc.:


We have audited the accompanying consolidated statements of financial condition of First Manitowoc Bancorp, Inc. and subsidiaries (Corporation) as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Manitowoc Bancorp, Inc. and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1998, in conformity with generally accepted accounting principles.


KPMG LLP

Milwaukee, Wisconsin
January 29, 1999

FIRST MANITOWOC BANCORP, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1998 AND 1997



ASSETS                                                                           1998                  1997
--------------------------------------------------------------------------------------------------------------
Cash and due from banks                                                   $   15,215,089            11,505,264
Federal funds sold and repurchase agreements                                  15,622,650            16,028,293
--------------------------------------------------------------------------------------------------------------

Cash and cash equivalents                                                     30,837,739            27,533,557

Securities available for sale, at fair value (note 2)                         97,197,495            85,577,782
Loans, net  (notes 3, 4)                                                     225,792,548           223,459,269
Premises and equipment, net (note 5)                                           4,187,201             3,989,928
Accrued interest receivable and other assets (note 6)                          9,813,296             8,346,960
--------------------------------------------------------------------------------------------------------------

                                                                          $  367,828,279           348,907,496
--------------------------------------------------------------------------------------------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits (note 7)                                                         $  276,494,614           260,466,017
Securities sold under repurchase agreements (note 8)                          24,693,765            24,008,731
Borrowed funds (note 9)                                                       28,801,713            31,572,241
Accrued interest payable and other liabilities                                 3,946,340             3,319,340
--------------------------------------------------------------------------------------------------------------

Total liabilities                                                            333,936,432           319,366,329
--------------------------------------------------------------------------------------------------------------

Commitments and contingencies (notes 12 and 14)                                       --                    --
--------------------------------------------------------------------------------------------------------------

Stockholders' equity (note 15):
         Common stock, $1 par value; authorized 2,500,000 shares;
                  issued 1,895,907 shares in 1998 and 1997                     1,895,907             1,895,907
         Additional paid-in capital                                              652,208               652,208
         Retained earnings                                                    30,869,428            27,059,290
         Accumulated other comprehensive income                                1,174,443               633,901

Treasury stock at cost - 161,590 shares in 1998 and 1997                        (700,139)             (700,139)
--------------------------------------------------------------------------------------------------------------

Total stockholders' equity                                                    33,891,847            29,541,167
--------------------------------------------------------------------------------------------------------------

                                                                          $  367,828,279           348,907,496
--------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

FIRST MANITOWOC BANCORP, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996



                                                                   1998                   1997                1996
---------------------------------------------------------------------------------------------------------------------
Interest income:
         Loans                                                $  20,987,074            20,075,805          17,187,751
         Federal funds sold and repurchase agreements               525,545               372,324             186,178
         Securities:
                  Taxable                                         2,790,532             2,971,709           2,465,413
                  Tax-exempt                                      2,369,497             1,693,672           1,248,432
---------------------------------------------------------------------------------------------------------------------

Total interest income                                            26,672,648            25,113,510          21,087,774
---------------------------------------------------------------------------------------------------------------------

Interest expense:
         Deposits                                                11,727,498            10,737,609           9,541,391
         Borrowed funds                                           2,424,855             2,398,139           1,063,102
---------------------------------------------------------------------------------------------------------------------

Total interest expense                                           14,152,353            13,135,748          10,604,493
---------------------------------------------------------------------------------------------------------------------

Net interest income                                              12,520,295            11,977,762          10,483,281
Provision for loan losses                                           800,000               600,000             430,000
---------------------------------------------------------------------------------------------------------------------

Net interest income after provision for loan losses              11,720,295            11,377,762          10,053,281
---------------------------------------------------------------------------------------------------------------------

Other operating income:
         Loan fees                                                  196,891               117,353             101,652
         Trust service fees                                         483,673               445,033             422,888
         Service charges on deposit accounts                        615,883               520,045             473,023
         Loan servicing income                                      313,569               187,988             206,781
         Gain on sales of mortgage loans held for sale              200,512                55,810              38,989
         Other                                                      355,968               292,394             179,764
---------------------------------------------------------------------------------------------------------------------
Total other operating income                                      2,166,496             1,618,623           1,423,097
---------------------------------------------------------------------------------------------------------------------

Other operating expenses:
         Salaries and employee benefits                           4,055,079             3,860,482           3,452,114
         Occupancy                                                1,138,503             1,120,350           1,021,820
         Data processing                                            638,680               641,321             570,271
         Postage, stationery and supplies                           360,116               341,425             296,041
         Other                                                    1,860,338             1,440,336           1,212,738
---------------------------------------------------------------------------------------------------------------------

Total other operating expenses                                    8,052,716             7,403,914           6,552,984
---------------------------------------------------------------------------------------------------------------------

Income before income tax expense                                  5,834,075             5,592,471           4,923,394

Income tax expense                                                1,233,000             1,428,000           1,318,000
---------------------------------------------------------------------------------------------------------------------

NET INCOME                                                    $   4,601,075             4,164,471           3,605,394
---------------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE: BASIC AND DILUTED                         $        2.65                  2.40                2.08
---------------------------------------------------------------------------------------------------------------------


FIRST MANITOWOC BANCORP, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS'
EQUITY AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                                                         ACCUMULATED
                                                       ADDITIONAL                                              OTHER
                                            COMMON        PAID-IN          RETAINED        TREASURY    COMPREHENSIVE
                                             STOCK        CAPITAL          EARNINGS           STOCK           INCOME          TOTAL
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995            $1,895,907        652,208        20,621,824        (700,139)        40,822       22,510,622
Net Income                                       0              0         3,605,394               0              0        3,605,394
Other comprehensive income:
   Unrealized holding loss
     rising during period                        0              0                 0               0       (103,501)        (103,501)
   Reclassification adjustment for
     gains realized in income                    0              0                 0               0           (890)            (890)
   Income tax effect                             0              0                 0               0         34,777           34,777
                                                                                                                         ----------
Comprehensive income                                                                                                      3,535,780

Cash dividends ($.36 per share)                  0              0          (621,703)              0              0         (621,703)
-----------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1996            $1,895,907        652,208        23,605,515        (700,139)       (28,792)      25,424,699
Cash paid for fractional shares                  0              0            (3,001)              0              0           (3,001)
Net Income                                       0              0         4,164,471               0              0        4,164,471
Other comprehensive income:
   Unrealized holding gains
     rising during period                        0              0                 0               0      1,012,529        1,012,529
   Reclassification adjustment for
     gains realized in income                    0              0                 0               0           (765)            (765)
     Income tax effect                           0              0                 0               0       (349,071)        (349,071)
                                                                                                                          ---------
Comprehensive income                                                                                                      4,827,164

Cash dividends ($.41 per share)                  0              0          (707,695)              0              0         (707,695)
-----------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1997             1,895,907        652,208        27,059,290        (700,139)       633,901       29,541,167
Net Income                                       0              0         4,601,075               0              0        4,601,075
Other comprehensive income:
   Unrealized holding gains
     rising during period                        0              0                 0               0        809,158          809,158
   Income tax effect                             0              0                 0               0       (268,616)        (268,616)
                                                                                                                          ---------
Comprehensive income                                                                                                      5,141,617

Cash dividends ($.46 per share)                  0              0          (790,937)              0              0         (790,937)
-----------------------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1998            $1,895,907        652,208        30,869,428        (700,139)     1,174,443       33,891,847
-----------------------------------------------------------------------------------------------------------------------------------

FIRST MANITOWOC BANCORP, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                                                   1998               1997             1996
                                                                                   ----               ----             ----
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
----------------------------------------------------------------------------------------------------------------------------
     Net income                                                               $4,601,075         4,164,471        3,605,394
     Adjustments to reconcile net income to net cash provided
       by operating activities:
     Provision for loan losses                                                   800,000           600,000          430,000
     Depreciation, amortization, and accretion, net                              523,305           747,317          673,034
     Proceeds from sales of mortgage loans held for sale                      34,896,610        14,240,691       10,108,797
     Originations of mortgage loans held for sale                            (33,487,722)      (15,300,351)     (10,405,121)
     Gain on sales of mortgage loans held for sale                               200,512            55,810           38,989
     Deferred income taxes                                                      (240,000)         (285,000)        (123,000)
     Undistributed income of joint venture                                       (50,345)          (68,842)          (6,866)
     Net loss on sale of premises and equipment                                        0             7,399           71,366
     Net gain on sales of securities                                                   0              (765)            (890)
     Increase in accrued interest receivable and other assets                 (1,678,855)         (913,402)        (406,053)
     Increase (decrease) in accrued interest payable                             (72,471)          157,528          202,199
     Increase (decrease) in other accrued expenses                               699,471           352,047          (46,112)
     Other, net                                                                        0            12,000          (35,000)
----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                      6,191,580         3,768,903        4,106,737
----------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
     Proceeds from maturities of securities available for sale                30,768,958        21,247,613       12,936,153
     Purchases of securities available for sale                              (41,395,290)      (29,491,414)     (31,038,712)
     Net increase in loans                                                    (4,742,679)      (21,597,795)     (26,433,806)
     Purchases of premises and equipment                                        (838,936)         (737,034)        (470,975)
     Sales of premises and equipment                                             168,384            56,086          145,167
----------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                        (16,039,563)      (30,522,544)     (44,862,173)
----------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
     Net increase in deposits                                                 16,028,596        27,700,297       24,797,053
     Net increase in securities sold under repurchase agreements                 685,034         4,503,289        2,423,711
     Net increase (decrease) in borrowed funds                                (2,770,528)       11,658,121       12,431,190
     Dividends paid                                                             (790,937)         (707,695)        (621,703)
     Other                                                                             0            (3,000)               0
----------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                     13,152,165        43,151,012       39,030,251
----------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                           3,304,182        16,397,371       (1,725,185)
Cash and cash equivalents at beginning of year                                27,533,557        11,136,186       12,861,371
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                     $30,837,739        27,533,557       11,136,186
----------------------------------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information:
     Cash paid during the year for:
          Interest                                                           $14,225,000        12,989,000        10,402,000
          Income taxes                                                         1,649,000         1,516,000         1,495,000
----------------------------------------------------------------------------------------------------------------------------

Supplemental schedule of noncash investing and financing activities not described in the notes to the financial statements:
          Loans receivable satisfied through foreclosure or acquisition
          of deeds in lieu of foreclosure                                    $    66,000           106,000            44,000
----------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

(1)  Summary of Significant Accounting Policies

     The accounting policies followed by First Manitowoc Bancorp, Inc. (Corporation) and its wholly owned subsidiaries, the First National Bank in Manitowoc (Bank) and First National Bank in Manitowoc Investment Corporation (FNBMIC) conform to generally accepted accounting principles and to general practice within the banking industry. FNBM Realty, previously established due to environmental issues which surfaced upon the purchase of a branch, was dissolved during 1998 after all remediation efforts were completed. Upon dissolution, the land obtained by the Corporation was sold to the Bank at the cost previously recorded by FNBM Realty. Management of the Corporation has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates. The more significant accounting policies are summarized below:

     (A)      DESCRIPTION OF BUSINESS

              The Bank is a nationally-chartered commercial bank with nine branch locations principally in the Manitowoc County area. The Bank accepts FDIC-insured deposits and makes loans which are principally secured by real estate, receivables, equipment, or inventories. The Bank also operates trust operations. The primary regulators of the Bank are the OCC and the FDIC.

     (B)      BASIS OF FINANCIAL STATEMENT PRESENTATION

              The consolidated financial statements include the accounts of the Corporation and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

              Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

     (C)      CASH AND CASH EQUIVALENTS

              For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and due from banks and federal funds sold and repurchase agreements.

              The Bank is required to maintain noninterest-bearing deposits on hand or with the Federal Reserve Bank. At December 31, 1998, those required reserves were satisfied by currency and coin holdings.

     (D)      LOANS

              Loans are carried at their unpaid principal balance less unearned discount, if any. Unearned discount is recognized as income over the terms of the loans using the interest method. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding and is recognized in the period earned.

              First mortgage loans held for sale are recorded at the lower of cost or market as determined on an aggregate basis.

              Nonaccrual loans are loans on which the accrual of interest ceases when the timely collection of interest payments is determined to be uncertain by management. It is the general policy of the Bank to discontinue the accrual of interest when principal or interest payments are delinquent 90 days or more unless the loan is well collateralized and in process of collection.

              A loan is classified as impaired when it is probable that a creditor will be unable to collect all amounts due, including principal and interest payments, according to the contractual terms of the loan agreement. Impaired loans generally include non performing commercial loans for which it is probable that the Bank will be unable to collect all principal and interest amounts due according to the terms of the loan agreement. Large groups of homogeneous loans such as mortgage and installment loans are collectively evaluated for impairment. Impaired loans are measured and reported based on the present value of expected cash flows discounted at the loan's effective interest rate, or at the fair value of the loan's collateral if the loan is deemed collateral dependent. Interest income on impaired loans is recorded when cash is received and only if principal is considered to be fully collectible.

     (E)      SECURITIES

              Securities available for sale are securities for which there is no positive intent to hold until maturity and which are carried at estimated fair value. Unrealized holding gains and losses, net of the related tax effect on available for sale securities, are reported as a separate component of comprehensive income until realized. Realized gains and losses on the sale of available for sale securities are determined using the specific identification method. Premiums and discounts are amortized as an adjustment to yield using the straight-line method.

     (F)      ALLOWANCE FOR LOAN LOSSES

              The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance when management believes that the collectibility of the principal amount is unlikely. Recoveries of amounts previously charged off are credited to the allowance.

              The provision for loan losses is based on management's evaluation of the loan portfolio, including such factors as the volume and character of loans outstanding, the relationship of the allowance for loan losses to outstanding loans, past loan loss experience, the estimated value of any underlying collateral, and general economic conditions.

              Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

     (G)      PREMISES AND EQUIPMENT

              Land is carried at cost. Other premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following terms: buildings and improvements, 15-39 years; furniture and equipment, 5-10 years.

     (H)      INVESTMENT IN CORPORATE JOINT VENTURE

              The Bank's investment in a corporate joint venture is accounted for under the equity method and is included in other assets. See note 6.

     (I)      FORECLOSED PROPERTIES

              Foreclosed properties acquired by the Bank through foreclosure or deed in lieu of foreclosure on loans for which the borrowers have defaulted as to the payment of principal and interest are initially recorded at the lower of the fair value of the asset, less the estimated costs to sell the asset or the carrying value of the related loan balance. Costs relating to the development and improvement of the property are capitalized. Income and expenses incurred in connection with holding and operating the property are charged to expense. Valuations are periodically performed by management and third parties and a charge to expense is taken for the excess of the carrying value of a property over its fair value less costs to sell. Foreclosed properties were insignificant at December 31, 1998 and 1997.

     (J)      INTANGIBLE ASSETS

              Intangible assets attributable to the value of core deposits and the balance of the excess of cost over the fair value of net assets acquired are stated at cost less accumulated amortization. Amortization is computed using a straight-line basis over the estimated useful lives of 10 and 15 years, respectively. The Corporation reviews intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Adjustments are recorded when the benefit of the intangible asset decreases due to the disposition of assets or deposits.

     (K)      MORTGAGE SERVICING RIGHTS

              The Corporation recognizes as a separate asset the rights to service mortgage loans for others however those servicing rights are acquired. Capitalized mortgage servicing rights are assessed for impairment based on the fair value of those rights.

              The value of mortgage servicing rights is amortized to expense in relation to the servicing revenue expected to be earned. The Bank periodically evaluates the carrying value and remaining amortization periods of mortgage servicing rights.

              The evaluation takes into consideration certain risk characteristics including loan type, interest rate, prepayment trends, volatility and external market factors.

     (L)      INCOME TAXES

              The Corporation and its subsidiaries file consolidated Federal income tax returns. Federal income tax expense (benefit) is allocated based upon an intercompany tax sharing agreement. The Corporation and the Bank file separate state tax returns.

              Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amount of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

     (M)      PER SHARE COMPUTATIONS

              All per share financial information has been adjusted to reflect the 5-for-4 stock split declared in April, 1999. Weighted average shares outstanding were 1,734,317 for the years ended December 31, 1998, 1997 and 1996.

     (N)      RECLASSIFICATIONS

              Certain amounts as previously reported in the 1997 financial statements have been reclassified to conform with the 1998 presentation.

     (O)      COMPREHENSIVE INCOME

              On January 1, 1998, the Corporation adopted SFAS No. 130, Reporting Comprehensive Income (SFAS No. 130). SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and net unrealized gains (losses) on securities and is presented in the consolidated statements of stockholder's equity and comprehensive income. The Statement requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

     (P)      BUSINESS SEGMENTS

              On January 1, 1998, the Corporation adopted SFAS No. 131, Disclosures about Segments of a Business Enterprise and Related Information (SFAS No. 131). SFAS No. 131 establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 131 defines a operating segment as a component of an enterprise that engages in business activities that generate revenue and incur expense. A segment is further defined as a component whose operating results are reviewed by the chief operating decision maker in the determination of resource allocation and performance, and for which discrete financial information is available.

              SFAS No. 131 replaces the industry concept of SFAS No. 14 with a management approach concept as the basis for identifying reportable segments. The management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. Consequently, the segments are evident from the structure of the enterprise's internal organization, focusing on financial information that an enterprise's chief operating decision maker uses to make decisions about the enterprise's operating matters.

              The Corporation through the branch network of its subsidiaries provides a broad range of financial services to individuals and companies in northeastern Wisconsin. These services include demand, time, and savings deposits; commercial and retail lending; ATM processing; and trust services. While the Corporation's chief decision maker monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Corporate-wide basis. Accordingly, all of the Corporation's operations are considered by management to be aggregated in one reportable operating segment.

(2)  SECURITIES AVAILABLE FOR SALE

     The amortized cost and estimated market values of securities available for sale at December 31, 1998 and 1997 are as follows:

                                                                          1998
                                                                  GROSS           GROSS
                                                                UNREALIZED     UNREALIZED     ESTIMATED
                                                   AMORTIZED      HOLDING        HOLDING        MARKET
                                                      COST         GAINS         LOSSES         VALUE
                                                  -----------   ----------    -----------    ----------
            U.S. Treasury securities and
            obligations of U.S. Government
            corporations and agencies             $ 5,791,262       32,395           --       5,823,657
            Obligations of states and political
            subdivisions                           53,258,501    1,631,875        (27,954)   54,862,422
            Mortgage-backed securities             27,473,104      216,175        (66,301)   27,622,978
            Commercial Paper                        7,200,000         --             --       7,200,000
            Other securities                        1,693,876         --           (5,438)    1,688,438
                                                  -----------   ----------    -----------    ----------
                                                  $95,416,743    1,880,445        (99,693)   97,197,495
                                                  ===========   ==========    ===========    ==========


                                                                          1997
                                                                  GROSS          GROSS
                                                                UNREALIZED     UNREALIZED    ESTIMATED
                                                   AMORTIZED     HOLDING        HOLDING        MARKET
                                                      COST        GAINS         LOSSES         VALUE
                                                  -----------   ----------    -----------    ----------
            U.S. Treasury securities and
            obligations of U.S. Government
            corporations and agencies             $20,554,347      102,534        (52,750)   20,604,131
            Obligations of states and political
            subdivisions                           41,037,153      959,051         (7,568)   41,988,636
            Mortgage-backed securities             20,645,813      170,613       (187,953)   20,628,473
            Other securities                        2,368,875         --          (12,333)    2,356,542
                                                  -----------   ----------    -----------    ----------
                                                  $84,606,188    1,232,198       (260,604)   85,577,782
                                                  ===========   ==========    ===========    ==========

     The amortized cost and estimated market value of securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                              ESTIMATED
                                                AMORTIZED      MARKET
                                                  COST         VALUE
                                               -----------   ----------
      Due in one year or less                  $ 9,914,191    9,934,096
      Due after one year through five years     11,303,774   11,541,335
      Due after five years through ten years    11,114,791   11,553,074
      Due after ten years                       35,610,883   36,546,012
                                               -----------   ----------

                                                67,943,639   69,574,517

      Mortgage-backed securities                27,473,104   27,622,978
                                               -----------   ----------
                                               $95,416,743   97,197,495
                                               ===========   ==========

     There were no sales of securities in 1998. Proceeds from the sales of securities for 1997 and 1996 were $3,000,000 and $501,000, respectively. Gains on the sale of securities were approximately $765 and $890 in 1997 and 1996, respectively.

     Securities with carrying values aggregating approximately $33,974,000 and $41,737,000 at December 31, 1998 and 1997, respectively, were pledged to secure public and trust deposits and securities sold under repurchase agreements.

(3)  LOANS

     Loans are summarized as follows:

                                               1998             1997
                                          -------------     -----------
            Commercial and agricultural   $  91,121,472      78,229,995
            Commercial real estate           38,017,583      45,689,251
            Residential real estate          85,115,414      87,212,711
            Loans held for sale                      --       1,609,400
            Consumer                         13,783,150      12,503,421
            Other                               879,038         822,768
                                          -------------    ------------

            Subtotal                        228,916,657     226,067,546

            Allowance for loan losses        (3,124,109)     (2,608,277)
                                          -------------     -----------

                                          $ 225,792,548     223,459,269
                                          =============     ===========

     The following table presents data on impaired loans at December 31, 1998 and 1997:

                                                                               1998       1997
                                                                             --------   -------
      Impaired loans with impairment reserves                                $626,000    88,000

      Impaired loans with no impairment reserves                                   --        --

      Impairment reserve (included in allowance for loan losses)              119,000    48,000

      For the years ended December 31:
                                                                     1998       1997      1996
                                                                   --------   -------   -------

      Average recorded investment in impaired loans                $625,000   293,000   776,000

      Cash basis interest income recognized from
      impaired loans                                                 29,000        --        --

Nonaccrual loans totaled $927,000 and $211,000 at December 31, 1998 and 1997, respectively. Interest income on nonaccrual loans of $43,000, $16,000 and $29,000 was recognized for cash payments received in 1998, 1997 and 1996, respectively.

Certain of the Corporation's and Bank's executive officers, directors, and their associates are loan customers of the Bank. As of December 31, 1998 and 1997, loans aggregating approximately $3,289,000 and $3,241,000, respectively, were outstanding to such parties. These loans were made in the ordinary course of business and on substantially the same terms as those prevailing for comparable transactions with other customers. During 1998, approximately $881,000 of new loans (additions or renewals) were made, and repayments (collections or maturities) totaled approximately $833,000.


The fair value of capitalized mortgage servicing approximates the carrying value at December 31, 1998 and 1997. Changes in capitalized mortgage servicing rights is summarized as follows:

                                                    1998        1997        1996
                                                ---------     -------     -------
      Balance - beginning of year               $ 249,305     156,217        --
      Originated servicing rights capitalized     210,999     135,924     174,772
      Amortization of servicing rights            (74,111)    (42,836)    (18,555)
      Allowance for impairment                         --          --          --
                                                             --------    --------
      Balance - end of year                     $ 386,193     249,305     156,217
                                                =========    ========    ========

     Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of mortgage loans serviced for others was $48,884,000 and $27,030,000 at December 31, 1998 and 1997, respectively.

     Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $35,000 and $97,000 at December 31, 1998 and 1997, respectively.

(4)  ALLOWANCE FOR LOAN LOSSES

     Activity in the allowance for loan losses for the years ended December 31, 1998, 1997 and 1996 is summarized as follows:

                                        1998            1997          1996
                                     -----------     ---------     ---------
      Balance at beginning of year   $ 2,608,277     2,079,614     1,818,633
      Provision charged to expense       800,000       600,000       430,000
      Charge-offs                       (322,687)     (107,198)     (219,901)
      Recoveries                          38,519        35,861        50,882
                                     -----------    ----------    ----------

      Balance at end of year         $ 3,124,109     2,608,277     2,079,614

(5) PREMISES AND EQUIPMENT

A summary of premises and equipment at December 31, 1998 and 1997 is as follows:

                                         1998         1997
                                      ----------   ---------
      Land                            $  814,072     733,812
      Buildings                        3,546,832   3,495,572
      Furniture and equipment          3,477,715   2,964,736
                                      ----------   ---------

                                       7,838,619   7,194,120
      Less accumulated depreciation    3,651,418   3,204,192
                                      ----------   ---------

                                      $4,187,201   3,989,928
                                      ==========   =========

(6)  INVESTMENT IN CORPORATE JOINT VENTURE

     The Bank owns 49.8% of the stock of a corporate joint venture (venture) whose business is developing and providing data processing services to the Bank and other financial institutions. The venture has total assets of $2,693,000 and liabilities of $842,000. The Bank guarantees a $476,000 loan used for the construction of the venture's new facility. The Bank's earnings from its investment in the venture were approximately $51,000, $69,000 and $7,000 for the years ending December 31, 1998, 1997 and 1996, respectively.

     The Bank has a long-term cancelable contract with the venture that extends through September, 2002. At that time, the contract is automatically renewed for a period of 60 months. The Bank has the option to terminate the contract any time, but would incur a termination penalty of three times the average monthly fees over the prior three months. A termination penalty is not incurred if the Bank provides 180 days notice and continues processing up to the end of that period.

(7)  DEPOSITS

     The distribution of deposits at December 31 is as follows:

                                                1998           1997
                                            ------------   -----------
      Noninterest bearing demand deposits   $ 41,374,241    35,720,127
      Interest-bearing demand deposits        20,895,231    20,184,694
      Savings deposits                        79,639,495    65,889,786
      Time deposits                          134,585,647   138,671,410
                                            ------------   -----------

                                            $276,494,614   260,466,017
                                            ============   ===========

At December 31, 1998, the scheduled maturities of time deposits are as follows:

      1999   $103,668,270
      2000     28,817,377
      2001      1,341,000
      2002        199,000
      2003        560,000
             ------------

             $134,585,647
             ============

Time deposits include approximately $18,184,000 and $18,996,000 of accounts in denominations of $100,000 or more at December 31, 1998 and 1997, respectively.

(8) SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under agreements to repurchase generally mature within one day from the transaction date. The agreements to repurchase securities requires that the Bank (seller) repurchase identical securities as those that were sold. The securities underlying the agreements were under the institution's control at December 31, 1998 and 1997.

Information concerning securities sold under agreements to repurchase is summarized as follows:

                                                      1998          1997          1996
                                                  -----------    ----------    ----------
Average balance during the year                   $21,354,712    20,943,788    17,186,624
Average interest rate during the year                    5.21%         5.07%         4.61%
Maximum month-end balance during the year         $25,667,090    24,425,332    26,218,553
                                                  ===========    ==========    ==========

(9) BORROWED FUNDS

Borrowed funds are summarized as follows at December 31:


                                                              1998         1997
                                                          -----------   ----------
FHLB advance, 5.33%, due October 2002                     $15,500,000   15,500,000
FHLB advance, 5.71%, due June 2002                          9,000,000    9,000,000
FHLB advance, 5.74%, due May 1998                                   -    5,000,000
FHLB advance, 5.43%, due May 2001                           4,000,000            -
Note payable, 7%, balloon payment due October 1998                  -       57,818
Land contract, 7%, due May 1998                                     -       14,423
Treasury, tax, and loan account                               301,713    2,000,000
                                                           -----------   ----------
                                                           $28,801,713   31,572,241
                                                           ===========   ==========

The average rate paid on the treasury, tax and loan account was 5.24% in 1998 and 5.27% in 1997.

FHLB advances are subject to a prepayment penalty if they are repaid prior to maturity. The FHLB advances are callable 1 year after origination and quarterly thereafter. The Corporation is required to maintain as collateral unencumbered first mortgage loans in its portfolio aggregating at least 167% of the amount of outstanding advances from the Federal Home Loan Bank. Loans totaling approximately $69,348,000 and $74,864,000 were maintained as collateral to secure FHLB advances at December 31, 1998 and 1997, respectively.

(10) BENEFIT PLAN

     The Bank has a 401(k) profit sharing plan, a defined contribution plan, which is available to all employees. Employees may elect to contribute up to 10% of their income. The Bank matches 35% of these contributions up to the limits established by IRS regulations. The Bank also makes an annual contribution to the plan as determined by the Board of Directors. Expense associated with the plan was approximately $182,000, $272,000 and $249,000 in 1998, 1997 and 1996
respectively.

(11) INCOME TAXES

Taxes applicable to income for the years ended December 31, 1998, 1997 and 1996 are summarized as follows:

                                                1998           1997         1996
                                             ----------     ---------     ---------
Current:
 Federal                                     $1,359,000     1,481,000     1,293,000
 Wisconsin                                      114,000       232,000       148,000
                                             ----------     ---------     ---------
                                              1,473,000     1,713,000     1,441,000
                                             ----------     ---------     ---------
Deferred:
 Federal                                       (209,000)     (248,000)     (137,000)
 Wisconsin                                      (31,000)      (37,000)       14,000
                                             ----------     ---------     ---------
                                               (240,000)     (285,000)     (123,000)
                                             ----------     ---------     ---------
                                             $1,233,000     1,428,000     1,318,000
                                             ==========     =========     =========

Included in accrued interest receivable and other assets in the accompanying consolidated statements of financial condition are net deferred income tax benefits of approximately $645,000 and $676,000 at December 31, 1998 and 1997, respectively.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are presented below:

                                                                    1998        1997
                                                                ----------   ----------
Deferred tax assets:
  Loans, principally due to allowance for losses                $1,042,000      839,000
  Deferred compensation                                            339,000      291,000
  Intangibles                                                       86,000       66,000
  Accrued vacation                                                  70,000       69,000
  Other                                                              8,000       14,000
                                                                ----------   ----------

  Gross deferred tax assets                                      1,545,000    1,279,000

Valuation allowance                                                   --         (2,000)
                                                                ----------   ----------

  Net deferred tax assets                                       $1,545,000    1,277,000
                                                                ==========   ==========


                                                                    1998         1997
                                                                 ---------     --------
Deferred tax liabilities:
  Premises and equipment, principally due to
   differences in depreciation                                     (63,000)    (67,000)
  Intangibles                                                      (24,000)    (34,000)
  Discount accretion                                               (50,000)    (60,000)
  Mortgage servicing rights                                       (150,000)    (98,000)
  Unrealized appreciation on securities available for sale        (607,000)   (336,000)
  Other                                                             (6,000)     (6,000)
                                                                 ---------    --------

   Deferred tax liabilities                                       (900,000)   (601,000)
                                                                 ---------    --------

   Net deferred tax asset                                        $ 645,000     676,000
                                                                 =========    ========

The 1998 net deferred tax asset decreased by $31,000. The difference of $271,000 between the decrease and the deferred tax benefits included in income taxes in 1998 is primarily attributable to the tax effect on the unrealized appreciation on securities available for sale which does not have an income statement impact as it is included in other comprehensive income.

The following summarizes the sources of differences between computing income taxes at the statutory Federal rate of 34% and actual income tax expense:


                                                                 1998            1997          1996
                                                              -----------     ----------    ---------
Tax expense at statutory rate                                 $ 1,984,000     1,901,000     1,674,000
Tax-exempt interest income                                       (754,000)     (537,000)     (422,000)
State income taxes, net of Federal income tax benefit              55,000       129,000       107,000
Cash surrender value of life insurance                            (61,000)      (45,000)      (41,000)
Income of joint venture                                           (17,000)      (23,000)       (2,000)
Other                                                              26,000         3,000         2,000
                                                              -----------    ----------    ----------

      Actual income tax expense                               $ 1,233,000     1,428,000     1,318,000
                                                              ===========    ==========    ==========

(12)  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of customers. These financial instruments include commitments to extend credit and standby letters of credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements. The contract amounts reflect the extent of involvement the Bank has in these particular classes of financial instruments.

In the event of nonperformance, the Bank's exposure to credit loss for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for instruments reflected in the consolidated financial statements. The Bank does not utilize derivative instruments.

Financial instruments whose contract amounts represent potential credit risk at December 31, 1998 and 1997 are as follows:

                                         1998          1997
                                     -----------   ----------
Commitments to extend credit         $41,281,000   36,198,000
Standby letters of credit              1,193,000    1,021,000
                                     ===========   ==========


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements of the Bank. The Bank evaluates the creditworthiness of each customer on a case-by-case basis and generally extends credit only on a secured basis. Collateral obtained varies but consists primarily of accounts receivable, inventory, motor vehicles, equipment, and real estate. The Bank's lending area primarily encompasses Manitowoc County, Wisconsin.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit outstanding totaling approximately $1,051,000 at December 31, 1998 expire in 1999. Approximately $134,000 in letters of credit expires within four years. The remaining $8,000 of letters of credit are irrevocable. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds accounts receivable, inventory, equipment, and real estate as collateral supporting those commitments for which collateral is deemed necessary. Approximately 92% of standby letters of credit outstanding at December 31, 1998 were supported by collateral.

(13)  FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires that the Bank disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Bank's financial instruments.

The estimated fair values of the Corporation's financial instruments at December 31, 1998 and 1997 are as follows:

                                           1998                         1997
                                           ----                         ----
                                  CARRYING       ESTIMATED     CARRYING      ESTIMATED
                                   AMOUNT       FAIR VALUE      AMOUNT      FAIR VALUE
                                ------------   -----------   -----------   -----------
Financial Assets:
  Cash and due from banks       $ 15,215,089    15,215,089    11,505,264    11,505,264
  Federal funds sold and
   repurchase agreements          15,622,650    15,622,650    16,028,293    16,028,293
  Securities                      97,197,495    97,197,495    85,577,782    85,577,782
  Loans                          225,792,548   232,047,000   223,459,269   226,070,000
Financial Liabilities:
  Deposits                       276,494,614   277,044,000   260,466,017   261,194,000
  Securities sold under
   repurchase agreements          24,693,765    24,693,765    24,008,731    24,008,731
  Borrowed funds                  28,801,713    28,801,713    31,572,241    31,572,241
                                ============   ===========   ===========   ===========

(a) Cash and due from Banks and Federal Funds sold and Repurchase Agreements

The carrying amounts of cash and due from banks and federal funds sold and repurchase agreements approximate fair value because of their short-term nature and because they do not present unanticipated credit concerns.

(b) Securities

The fair value of securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. See note 2.

(c) Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. The fair value of performing loans, except credit card loans, is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Bank's historical experience with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. The fair value estimate for credit card loans is based on the carrying value of existing loans. The carrying value of first mortgage loans held for sale approximates fair value due to the short-term nature of the asset.

Fair value for significant non performing loans is based on carrying value, less an estimate for credit risk.

The fair values of commitments to extend credit and standby letters of credit are determined based upon the present value of fees received for those products. These amounts are not significant at December 31, 1998.

(D) DEPOSITS

The fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, super NOW accounts, and money market checking accounts, is equal to the amount payable on demand as of December 31, 1998 and 1997. The fair value of other time deposits is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates offered at December 31, 1998 and 1997 for deposits of similar remaining maturities.

The fair value estimates do not include the benefit that results from the low-cost funding provided by deposit liabilities compared to the cost of borrowing funds in the market.

(E) SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

The carrying amounts for securities sold under repurchase agreements approximate fair value because they mature in 90 days or less.

(F) BORROWED FUNDS

The fair values of the Federal Home Loan Bank (FHLB) of Chicago advances are estimated using discounted cash flow analyses, based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements. The carrying amounts for other borrowings approximate fair value.

(G) LIMITATIONS

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

(14) LEASES

In January 1995, the Bank entered into an operating lease agreement for a new branch office building. The lease expires December 31, 2005, with an option whereby the Bank may extend the lease agreement for three successive periods of five years. The lease also contains an option in which after every five-year period, the Bank may purchase the building for the fair market value. Rent expense under this agreement totaled approximately $78,000 for the years ended December 31, 1998, 1997 and 1996.

The future minimum rental payments as of December 31, 1998 under this lease for the next five years are:

            1999   $ 80,043
            2000     82,445
            2001     84,918
            2002     87,466
            2003     90,090
      After 2003    188,368
                   --------
                   $613,330
                   ========

     In August 1996, the Bank sold a branch office building and entered into a one-year lease of the building. The lease was extended on a month-to-month basis pending the completion of a new branch building. Rent expense under this agreement totaled approximately $12,000, $12,000 and $5,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

(15) REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by federal banking authorities. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1998 and 1997, the most recent notification from the Office of the Comptroller of Currency and the Federal Deposit Insurance Corporation categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as adequately capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are presented in the following table:


                                                                         TO BE WELL
                                                                         CAPITALIZED
                                                    FOR CAPITAL          UNDER PROMPT
                                 ACTUAL          ADEQUACY PURPOSES    CORRECTIVE ACTION
                         --------------------  --------------------  --------------------
                            AMOUNT     RATIO*     AMOUNT     RATIO*    AMOUNT      RATIO*
                         ------------  ------  -----------   ------  -----------   ------
As of December 31, 1998:
Total capital             $33,176,000   13.6%   $19,474,320   >=8.0%  $24,342,900   >=10.0%
Tier I capital             30,132,000   12.4      9,737,160   >=4.0    14,605,740   >= 6.0
Leverage                   30,132,000    8.5     14,166,160   >=4.0    17,707,700   >= 5.0
As of December 31, 1997:
Total capital              28,748,000   12.7     18,124,720   >=8.0    22,655,900   >=10.0
Tier I capital             26,140,000   11.5      9,062,360   >=4.0    13,593,540   >= 6.0
Leverage                   26,140,000    7.7     13,542,280   >=4.0    16,927,850   >= 5.0
                         ============   ====    ===========   =====   ===========   ======

* Total capital ratio is defined as Tier I capital plus Tier 2 capital divided by total risk-weighted assets. The Tier I capital ratio is defined as Tier I capital divided by total risk-weighted assets. The leverage ratio is defined as Tier I capital divided by the most recent quarter's average total assets.

The declaration and payment of cash dividends by the Bank to the Corporation is restricted by certain statutory and regulatory limitations. Such dividends are also limited by regulatory capital requirements.

(16) FIRST MANITOWOC BANCORP, INC.
      (PARENT COMPANY ONLY) FINANCIAL INFORMATION

                   STATEMENTS OF FINANCIAL CONDITION

                                                              DECEMBER 31,
                                                      --------------------------
                        ASSETS                            1998           1997
                        ------                        -----------     ----------
Cash                                                  $     2,019          6,986
Repurchase agreements with Bank                           466,317        416,600
Investment in Bank                                     32,260,166     27,849,125
Investment in Realty                                           --         94,097
Premises and equipment, net                             1,165,737      1,239,335
                                                      -----------     ----------
                                                      $33,894,239     29,606,143
                                                      ===========     ==========

                        LIABILITIES AND STOCKHOLDERS' EQUITY

Other liabilities                                      $     2,392        64,976
Stockholders' equity                                    33,891,847    29,541,167
                                                       -----------    ----------
                                                       $33,894,239    29,606,143
                                                       ===========    ==========

                              STATEMENTS OF INCOME

                                                               YEARS ENDED DECEMBER 31
                                                    ---------------------------------------
                                                        1998          1997          1996
                                                    -----------    ----------    ----------
Income:
Dividends received from Bank                         $  720,000       720,000       720,000
Rental income received from Bank                         99,000       106,475       106,800
Interest and other income                                25,688        21,488        12,970
                                                     ----------     ---------     ---------
Total income                                            844,688       847,963       839,770
Operating expenses                                      105,616       101,928        96,679
                                                     ----------     ---------     ---------
Income before income tax expense and equity
in undistributed net income of Bank                     739,072       746,035       743,091
Income tax expense                                        7,991        10,900         9,700
                                                     ----------     ---------     ---------
  Income before equity in undistributed
  net income of subsidiaries                            731,081       735,135       733,391
Equity in undistributed net income of Bank            3,870,498     3,430,460     2,873,741
Equity in undistributed net loss of Realty                 (504)       (1,124)       (1,738)
                                                     ----------     ---------     ---------
      Net income                                     $4,601,075     4,164,471     3,605,394
                                                     ==========     =========     =========

                       CONDENSED STATEMENTS OF CASH FLOWS

                                                                             DECEMBER 31,
                                                              ---------------------------------------
                                                                  1998          1997          1996
                                                              -----------    ----------    ----------
Cash flows from operating activities:
Net income                                                    $ 4,601,075     4,164,471     3,605,394
Adjustments to reconcile net income to net cash provided by
operating activities:
  Depreciation                                                     39,146        40,907        40,468
  Increase (decrease) in other liabilities                         (4,761)        1,271         1,922
  Equity in undistributed net income of Bank                   (3,870,498)   (3,430,460)   (2,873,741)
  Equity in undistributed net loss of Realty                         (504)        1,124         1,738
                                                               ----------    ----------    ----------
  Net cash provided by operating activities                       764,458       777,313       775,781
                                                               ----------    ----------    ----------
Cash flows from investing activities:
Net purchases of premises and equipment                            34,445            --      (183,205)
(Increase) decrease in repurchase agreements                      (49,716)      (43,793)       61,233
Proceeds from sale of Realty land to Bank                         107,000            --            --
Change in investment in Realty                                    (12,399)      (15,000)      (15,500)
                                                               ----------    ----------    ----------
  Net cash used in investing activities                            79,330       (58,793)     (137,472)
                                                               ----------    ----------    ----------
Cash flows from financing activities:
Payment on borrowed funds                                         (57,818)       (9,521)       (8,879)
Dividends paid                                                   (790,937)     (707,695)     (621,703)
Other                                                                  --          (3,000)         --
                                                               ----------    ----------    ----------

  Net cash used in financing activities                          (848,755)     (720,216)     (630,582)
                                                               ----------    ----------    ----------
  Net increase (decrease) in cash and cash equivalents             (4,967)       (1,696)        7,727
  Cash and cash equivalents at beginning of year                    6,986         8,682           955
                                                               ----------    ----------    ----------
  Cash and cash equivalents at end of year                     $    2,019         6,986         8,682
                                                               ==========    ==========    ==========

Financial Statements:

                          FIRST MANITOWOC BANCORP, INC.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                  (UNAUDITED)


                                                                     MARCH 31    DECEMBER 31    MARCH 31
                                                                       1999         1998          1998
                                                                     --------    -----------    --------
                                                                      (In Thousands, Except Share Data)
ASSETS
     Cash and due from banks                                            8,451         15,215      10,037
     Federal funds sold and repurchase agreement                        5,585         15,623      12,961
     Securities available for sale, at fair value                     102,327         97,197      89,072
     Loans, held for sale                                                   0              0           0
     Loans, net of unearned income                                    229,391        228,917     228,338
     Less:  Allowance for loan losses                                  (3,226)        (3,124)     (2,712)
                                                                      -------        -------     -------
     Loans, net                                                       226,165        225,793     225,626
     Premises and equipment                                             4,589          4,187       4,115
     Other assets                                                      10,992          9,813      10,275
                                                                      -------        -------     -------
         Total assets                                                 358,109        367,828     352,086
                                                                      =======        =======     =======
LIABILITIES AND STOCKHOLDERS' EQUITY
     Noninterest-bearing deposits                                      33,292         41,374      31,972
     Interest-bearing deposits                                        234,370        235,121     230,008
                                                                      -------        -------     -------
          Total deposits                                              267,662        276,495     261,980
     Securities sold under repurchase agreements                       22,621         24,694      25,245
     Short-term borrowings                                              1,233            302       1,185
     Accrued expenses and other liabilities                             3,378          3,945       3,619
     Long-term borrowings                                              29,500         28,500      29,500
                                                                      -------        -------     -------
          Total liabilities                                           323,394        333,936     321,529
     Commitments and contingent liabilities                                --             --          --
     Stockholders' equity
          Common stock, $1 par value; authorized 2,500,000 shares;
          issued 1,895,907 in 1999 and 1998                             1,896          1,896       1,896
          Additional paid-in capital                                      652            652         652
          Retained earnings                                            32,002         30,869      28,047
          Accumulated other comprehensive income                          865          1,175         662
          Treasury stock at cost--161,590 shares in 1999 and 1998        (700)          (700)       (700)
                                                                      -------        -------     -------
          Total stockholders' equity                                   34,715         33,892      30,557
                                                                      -------        -------     -------
          Total liabilities and stockholders' equity                  358,109        367,828     352,086
                                                                      =======        =======     =======

(See accompanying notes to Consolidated Financial Statements.)

                         FIRST MANITOWOC BANCORP, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                                    THREE MONTHS ENDED
                                                                          MARCH 31
                                                                       1999     1998
                                                                       ----     ----
                                                        (IN THOUSANDS, EXCEPT SHARE DATA)
      INTEREST INCOME
           Interest and fees on loans                                  4,994   5,221
           Interest and dividends on investment securities:
                    Taxable                                              694     722
                    Tax exempt                                           665     523
           Interest on federal funds sold and repurchase agreements      166     117
                                                                       -----   -----
           Total interest income                                       6,519   6,583

      INTEREST EXPENSE
           Interest on deposits                                        2,673   2,826
           Interest on short-term borrowings                             304     300
           Interest on long-term borrowings                              389     407
                                                                       -----   -----
           Total interest expense                                      3,366   3,533
                                                                       -----   -----

      NET INTEREST INCOME                                              3,153   3,050
           Provision for loan losses                                     150      90
                                                                       -----   -----
           Net interest income after provision for loan losses         3,003   2,960

      OTHER INCOME
           Loan fees                                                      16      37
           Trust service fees                                            120     130
           Service charges on deposit accounts                           206     141
           Loan servicing income                                         120      19
           Gain on sales of mortgage loans held for sale                  65      29
           Other                                                          82      84
                                                                       -----   -----
           Total other income                                            609     440

      OTHER EXPENSE
           Salaries and employee benefits                              1,023     953
           Occupancy                                                     290     297
           Data processing                                               158     154
           Postage, stationery and supplies                              102      88
           Other                                                         359     359
                                                                       -----   -----
           Total other expense                                         1,932   1,851
                                                                       -----   -----

      Income before income tax expense                                 1,680   1,549
      Income tax expense                                                 339     382
                                                                       -----   -----

      NET INCOME                                                       1,341   1,167
                                                                       =====   =====
      Earnings per share:  basic and diluted                            0.77    0.67

      (See accompanying notes to Consolidated Financial Statements.)

                          FIRST MANITOWOC BANCORP, INC.
                     CONSOLIDATED STATEMENTS OF CHANGES IN
                 STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                                   (UNAUDITED)
                        THREE MONTHS ENDED MARCH 31, 1998


                                                                                    ACCUMULATED
                                              ADDITIONAL                               OTHER
                                    COMMON     PAID-IN      RETAINED     TREASURY  COMPREHENSIVE
                                    STOCK      CAPITAL      EARNINGS      STOCK        INCOME        TOTAL
                                  ----------  ----------   ----------   ---------  -------------  -----------
Balance at December 31, 1997      $1,895,907     652,208   27,059,290   (700,139)       633,901   29,541,167
Net Income                                 0           0    1,167,310          0              0    1,167,310
Other comprehensive income:
Unrealized holding gain
rising during period                       0           0            0          0         31,616       31,616
Income tax effect                          0           0            0          0         (3,152)      (3,152)
Comprehensive income                                                                                  28,464

Cash dividends ($.10 per share)            0           0     (180,389)         0              0     (180,389)
                                  ----------  ----------   ----------   --------   ------------   ----------

Balance at March  31, 1998        $1,895,907     652,208   28,046,211   (700,139)       662,365   30,556,552
                                  ==========     =======   ==========   ========   ============   ==========

                          FIRST MANITOWOC BANCORP, INC.
                     CONSOLIDATED STATEMENTS OF CHANGES IN
                 STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                                   (UNAUDITED)
                        THREE MONTHS ENDED MARCH 31, 1998


                                                                                    ACCUMULATED
                                              ADDITIONAL                               OTHER
                                    COMMON     PAID-IN      RETAINED     TREASURY  COMPREHENSIVE
                                    STOCK      CAPITAL      EARNINGS      STOCK        INCOME        TOTAL
                                  ----------  ----------   ----------   ---------  -------------  -----------
Balance at December 31, 1997     $1,895,907     652,208    27,059,290    (700,139)     1,174,443   33,891,847
Net Income                                0           0     1,340,761           0              0    1,340,761
Other comprehensive income:
Unrealized holding gain
rising during period                      0           0             0           0       (479,948)    (479,948)
Income tax effect                         0           0             0           0        170,103      170,103
Comprehensive income                                                                                 (309,845)
Cash dividends ($.10 per share)           0           0      (208,141)          0              0     (208,141)
                                 ----------  ----------    ----------    --------   ------------   ----------
Balance at March  31, 1998       $1,895,907     652,208    32,002,048    (700,139)       864,598   34,714,622
                                 ==========  ==========    ==========    ========   ============   ==========

                         FIRST MANITOWOC BANCORP, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)





                                                              Three Months Ended
                                                                  March 31,

                                                                  1999         1998
                                                          ------------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
-------------------------------------
Net income                                                $  1,340,761    1,167,310
Adjustments to reconcile net income to net cash
provided by operating activities:
Provision for loan losses                                      150,000       90,000
Depreciation, amortization, and accretion, net                 122,502      138,463
Proceeds from sales of mortgage loans held for sale         11,309,564    6,958,190
Originations of mortgage loans held for sale               (11,374,649)  (5,377,942)
Gain on sales of mortgage loans held for sale                   65,085       29,152
Undistributed income of joint venture                          (25,041)     (14,309)
Increase in accrued interest receivable and other assets      (828,846)  (2,359,418)
Increase (decrease) in accrued interest payable               (123,422)       7,199
Increase (decrease) in other accrued expenses                  400,884      577,477

Net cash provided by operating activities                    1,036,838    1,216,122
-----------------------------------------                 ------------   ----------

Cash flows from investing activities:
Proceeds from maturities of securities available for
sale                                                          18,720,396  3,276,048
Purchases of securities available for sale                 (25,334,244)  (6,709,710)
Net increase in loans                                         (521,598)  (3,749,993)
Purchases of premises and equipment                           (521,976)    (252,866)
Sales of premises and equipment                                      0        2,511
-------------------------------------                     ------------   ----------
Net cash used in investing activities                       (7,657,422)  (7,439,010)
-------------------------------------                     ------------   ----------

Cash flows from financing activities:
Net (decrease) increase in deposits                         (8,831,733)   1,514,071
Net (decrease) increase in securities sold under
repurchase agreements                                       (2,072,966)   1,236,478
Net increase (decrease) in borrowed funds                      931,649     (887,395)
Dividends paid                                                (208,141)    (180,389)
---------------------------------------------------       ------------   ----------
Net cash (used in) provided by financing activities        (10,181,191)   1,682,765
---------------------------------------------------       ------------   ----------

Net decrease in cash and cash equivalents                  (16,801,775)  (4,535,123)
Cash and cash equivalents at beginning of period            30,837,739   27,533,557
------------------------------------------                ------------   ----------
Cash and cash equivalents at end of period                $ 14,035,964   22,998,434
------------------------------------------                ------------   ----------

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest                                                  $  3,489,000    3,525,000
Income taxes                                                   101,200      333,500
------------                                              ------------   ----------

Supplemental schedule of noncash investing and financing activities not described in the notes to the financial statements:

Loans receivable satisfied through foreclosure or
acquisition of deeds
in lieu of foreclosure                                    $    130,000            0
----------------------                                    ------------   ----------

See accompanying notes to consolidated financial statements.

                         FIRST MANITOWOC BANCORP, INC.
                        NOTES TO CONSOLIDATED STATEMENTS


Note 1: In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly First Manitowoc Bancorp, Inc.'s financial condition, statements of income, changes in stockholders' equity and comprehensive income and cash flows for the periods presented.